CYBIN INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
    AND
MANAGEMENT INFORMATION CIRCULAR

July 24, 2024

TABLE OF CONTENTS
MANAGEMENT INFORMATION CIRCULAR    4
SOLICITATION OF PROXIES    4
VOTING AT THE MEETING    4
APPOINTMENT AND REVOCATION OF PROXIES    5
EXERCISE OF DISCRETION BY PROXIES    5
HOW DO I ATTEND AND PARTICIPATE AT THE MEETING?    6
ADVICE TO BENEFICIAL SHAREHOLDERS    6
NOTE TO NON-OBJECTING BENEFICIAL OWNERS    7
VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF    7
CORPORATE OVERVIEW    8
EXECUTIVE COMPENSATION    8
PERFORMANCE GRAPH    15
SUMMARY COMPENSATION TABLE    16
INCENTIVE PLAN AWARDS    17
DIRECTOR COMPENSATION    19
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS    21
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS    21
REPORT ON CORPORATE GOVERNANCE    21
AUDIT COMMITTEE DISCLOSURE    21
INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS    23
PARTICULARS OF MATTERS TO BE ACTED UPON    23
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON    44
ADDITIONAL INFORMATION    44
APPROVAL OF BOARD OF DIRECTORS    44
SCHEDULE “A” STATEMENT OF GOVERNANCE PRACTICES    A-1
SCHEDULE “B” AUDIT COMMITTEE CHARTER    B-1
SCHEDULE “C” DIRECTORS’ MANDATE    C-1
SCHEDULE “D” EQUITY INCENTIVE PLAN    D-1
SCHEDULE “E” SHAREHOLDER RIGHTS PLAN    E-1

CYBIN INC.
(the “Corporation”)
NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
NOTICE IS HEREBY GIVEN that an annual and special meeting (the “Meeting”) of the holders (collectively, the “Shareholders” or individually, a “Shareholder”) of the common shares in the capital of the Corporation (the “Common Shares”) will be held on August 27, 2024 at the hour of 10:00 a.m. (Toronto time). The Meeting will be held in a virtual meeting format only via live webcast online at https://web.lumiagm.com/249961995 for the following purposes:
1.to receive the audited financial statements of the Corporation for the financial year ended March 31, 2024, together with the report of the auditor thereon;
2.to appoint Zeifmans LLP as auditor of the Corporation for the ensuing year and to authorize the directors of the Corporation to fix its remuneration;
3.to elect the directors of the Corporation;
4.to consider and, if thought appropriate, pass, with or without variation, a special resolution approving the consolidation of the Common Shares by a ratio of up to 50:1, as more fully described in the accompanying management information circular dated July 24, 2024 (the “Circular”);
5.to consider and, if thought appropriate, pass, with or without variation, a resolution to approve certain amendments to the Corporation’s equity incentive plan, as more fully described in the accompanying Circular;
6.to consider and, if thought appropriate, pass, with or without variation, a resolution to approve certain amendments to the Corporation’s shareholder rights plan, as more fully described in the accompanying Circular;
7.to consider and, if thought appropriate, pass, with or without variation, a resolution to approve certain amendments to outstanding common share purchase warrants of the Corporation, as more fully described in the accompanying Circular; and
8.to transact such other business as may properly be brought before the Meeting or any adjournment or adjournments thereof.

Accompanying this Notice of Annual and Special Meeting of Shareholders is the Circular, a form of proxy for Shareholders and a copy of the audited financial statements of the Corporation for the financial year ended March 31, 2024, together with the report of the auditor thereon.

The Meeting will be held in a virtual meeting format only via live webcast online at https://web.lumiagm.com/249961995 password: “cybin2024” (case sensitive). Registered Shareholders and duly appointed proxyholders will be able to attend the Meeting (virtually), submit questions and vote by online ballot, provided they are connected to the internet and follow the instructions in the Circular.

As a Shareholder of the Corporation, it is very important that you read the Circular and other Meeting materials carefully. They contain important information with respect to voting your Common Shares and attending and participating at the Meeting.
A Shareholder wishing to be represented by proxy at the Meeting or any adjournment thereof must deposit his, her or its duly executed form of proxy with the Corporation’s transfer agent and registrar, Odyssey Trust Company, (a) by mail at Attn: Proxy Department, 67 Yonge St., Suite 702, Toronto ON M5E 1J8, or (b) by voting online at https://login.odysseytrust.com/pxlogin, clicking on vote and entering their 12 digit control number by no later than 10:00 a.m. (Toronto time) on Friday, August 23, 2024 or if the Meeting is adjourned, not less than 24 hours (excluding Saturdays, Sundays and holidays) before the time set for any reconvened meeting at which the proxy is to be used.

Shareholders who wish to appoint a person other than the management nominees identified in the form of proxy must carefully follow the instructions in the Circular and on their form of proxy. These instructions include the additional step of registering the proxyholder with the Corporation’s transfer agent, Odyssey Trust Company, after submitting the form of proxy. If you wish that a person other than the management nominees identified on the form of proxy attend and participate at the Meeting as your proxy and vote your Common Shares, including if you are a non-registered Shareholder and wish to appoint yourself as proxyholder to attend, you MUST register the proxyholder after having submitted your form of proxy identifying such proxyholder. Failure to register the proxyholder with our transfer agent will result in the proxyholder not receiving login credentials to participate in the Meeting and will not be able to attend or vote at the Meeting.

The record date for the purposes of determining the Shareholders entitled to receive notice of and to vote at the Meeting and any adjournment(s) or postponement(s) is the close of business on July 15, 2024 (the “Record Date”). The Shareholders of record as of the close of business on the Record Date will be entitled to receive this Notice of the Annual and Special Meeting of Shareholders and the accompanying Circular and to (virtually) attend and vote at the Meeting and any adjournment(s) or postponement(s) thereof.
DATED at Toronto, Ontario this 24th day of July, 2024.
BY ORDER OF THE BOARD

“Eric So”
Eric So
Director and President

CYBIN INC.
MANAGEMENT INFORMATION CIRCULAR
SOLICITATION OF PROXIES
This management information circular (the “Circular”) is furnished in connection with the solicitation of proxies by the management of Cybin Inc. (the “Corporation”) for use at the annual and special meeting (the “Meeting”) of holders (collectively, the “Shareholders” or individually, a “Shareholder”) of common shares in the capital of the Corporation (the “Common Shares”). The Meeting will be held in a virtual meeting format only via live webcast online at https://web.lumiagm.com/249961995, password: “cybin2024” (case sensitive). This Circular and the attached Notice of Annual Meeting of Shareholders (the “Notice”) describes the item to be voted on at the Meeting as well as the voting process and other relevant matters.
The solicitation of proxies will primarily be made by sending proxy materials to the Shareholders by mail, but proxies may also be solicited personally or by telephone by regular employees of the Corporation. The cost of solicitation will be borne by the Corporation. Except as otherwise stated, the information contained herein is given as of July 24, 2024.
Except as noted below, the Corporation has distributed or made available for distribution, copies of the Notice, Circular and form of proxy or voting instruction form (if applicable) (collectively, the “Meeting Materials”) to clearing agencies, securities dealers, banks and trust companies or their nominees (collectively, the “Intermediaries” and each, an “Intermediary”) for distribution to Beneficial Shareholders (as defined below) whose Common Shares are held by or in custody of such Intermediaries. Such Intermediaries are required to forward such documents to Beneficial Shareholders unless a Beneficial Shareholder has waived the right to receive them. The Corporation has elected to pay for the delivery of the Meeting Materials to objecting Beneficial Shareholders by the Intermediaries. The Corporation is sending proxy-related materials directly to non-objecting Beneficial Shareholders, through the services of its transfer agent and registrar, Odyssey Trust Company. The solicitation of proxies from Beneficial Shareholders will be carried out by the Intermediaries or by the Corporation if the names and addresses of the Beneficial Shareholders are provided by Intermediaries. The Corporation will pay the permitted fees and costs of Intermediaries incurred in connection with the distribution of the Meeting Materials. The Corporation is not relying on the notice-and-access provisions of securities laws for delivery of the Meeting Materials to registered Shareholders or Beneficial Shareholders.
VOTING AT THE MEETING
Registered Shareholders may vote at the Meeting by completing a ballot online during the Meeting, as further described below. See “How Do I Attend and Participate at the Meeting?”.
Beneficial Shareholders who have not duly appointed themselves as proxyholder will not be able to attend, participate or vote at the Meeting. This is because the Corporation and its transfer agent do not have a record of the Beneficial Shareholders, and, as a result, will have no knowledge of your shareholdings or entitlement to vote, unless you appoint yourself as proxyholder. If you are a Beneficial Shareholder and wish to vote at the Meeting, you have to appoint yourself as proxyholder, by inserting your own name in the space provided on the voting instruction form sent to you and must follow all of the applicable instructions provided by your intermediary. See “Appointment of a Third Party as Proxy” and “How do I attend and participate at the Meeting?”.

APPOINTMENT AND REVOCATION OF PROXIES
A registered Shareholder can vote by proxy whether or not they attend the Meeting. The persons named in the enclosed form of proxy are officers and/or directors of the Corporation. A registered Shareholder desiring to appoint some other person (who need not be a Shareholder) to represent him, her or it at the Meeting may do so either by inserting such person’s name in the blank space provided in the applicable form of proxy or by completing another proper form of proxy. In either case, a registered Shareholder can vote by proxy by delivering the completed proxy to the Corporation’s transfer agent and registrar, Odyssey Trust Company, (a) by mail to Attn: Proxy Department, 67 Yonge St., Suite 702, Toronto ON M5E 1J8 in the prepaid addressed envelope provided for that purpose, or (b) by voting online at https://web.lumiagm.com/249961995 clicking on vote and entering their 12 digit control number so as to arrive by no later than 10:00 a.m. (Toronto time) on Friday, August 23, 2024, or if the Meeting is adjourned, not less than 24 hours (excluding Saturdays, Sundays and holidays) before the time set for any reconvened meeting at which the proxy is to be used.
If you wish that a person other than the management nominees identified on the proxy attend and participate at the Meeting as your proxy and vote your Common Shares, you must submit your proxy appointing such third party proxyholder AND complete the additional step of registering the proxyholder by emailing Odyssey Trust Company at appointee@odysseytrust.com by no later than 10:00 a.m. (Toronto time) on Friday, August 23, 2024, or if the Meeting is adjourned, not less than 24 hours (excluding Saturdays, Sundays and holidays) before the time set for any reconvened meeting at which the proxy is to be used, and provide Odyssey Trust Company with the required proxyholder contact information, amount of Common Shares appointed, name in which the Common Shares are registered, so that Odyssey Trust Company may provide the proxyholder with a username via email. Failure to register the proxyholder with Odyssey Trust Company will result in the proxyholder not receiving login credentials to participate in the Meeting and not being able to attend, participate or vote at the Meeting.
A Shareholder has the right to revoke a proxy that has been submitted. To revoke a proxy, the Shareholder may deliver a written notice to the registered office of the Corporation at any time up to and including the last business day before the Meeting or any adjournment of the Meeting. The proxy may also be revoked on the day of the Meeting or any adjournment of the Meeting by delivering written notice to the chair of the Meeting. In addition, the proxy may be revoked by any other method permitted by law. The written notice of revocation may be executed by the Shareholder or by an attorney who has the Shareholder’s written authorization. If the Shareholder is a corporation, the written notice must be executed by its duly authorized officer or attorney.
EXERCISE OF DISCRETION BY PROXIES
The persons named in the accompanying form of proxy will vote the Common Shares in respect of which they are appointed in accordance with the direction of the Shareholders appointing them. In the absence of such direction, such Common Shares will be voted in favour of the passing of the matters set out in the Notice. The form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice and with respect to other matters which may properly come before the Meeting or any adjournment thereof. At the time of the printing of this Circular, the management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice. However, if any other matters which at present are not known to the management of the

Corporation should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.
Legal Proxy – US Beneficial Shareholders
If you are a beneficial shareholder located in the United States and wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as your proxyholder, in addition to the steps described above and below under “How do I attend and participate at the Meeting?”, you must obtain a valid legal proxy from your intermediary. Follow the instructions from your intermediary included with the legal proxy form and the voting information form sent to you, or contact your intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your intermediary, you must then submit such legal proxy to Odyssey Trust Company. Requests for registration from Beneficial Shareholders located in the United States that wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as their proxyholder must be sent by e-mail to appointee@odysseytrust.com and received by 10:00 a.m. (Eastern Time) on Friday, August 23, 2024.
HOW DO I ATTEND AND PARTICIPATE AT THE MEETING?
The Corporation is holding the Meeting as a completely virtual meeting, which will be conducted via live webcast. Shareholders will not be able to attend the Meeting in person. In order to attend, participate or vote at the Meeting (including for voting and asking questions at the Meeting), Shareholders must have a valid username.

Registered Shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting online at https://web.lumiagm.com/249961995. Such persons may then enter the Meeting by clicking “I have a login” and entering a username and password before the start of the Meeting:

•Registered Shareholders: The control number located on the form of proxy (or in the email notification you received) is the username. The password to the Meeting is “cybin2024” (case sensitive). If you are using your control number to login to the Meeting and you have previously voted, you do not need to vote again when the polls open. By voting at the Meeting, you will revoke your previous voting instructions received prior to voting cut-off.

•Duly appointed proxyholders: Odyssey Trust Company will provide the proxyholder with a username by e-mail after the voting deadline has passed. The password to the Meeting is “cybin2024” (case sensitive). Only registered Shareholders and duly appointed proxyholders will be entitled to attend, participate and vote at the Meeting. Beneficial shareholders who have not duly appointed themselves as proxyholder will be able to attend the meeting as a guest but not be able to participate or vote at the Meeting. Shareholders who wish to appoint a third party proxyholder to represent them at the Meeting (including beneficial shareholders who wish to appoint themselves as proxyholder to attend, participate or vote at the Meeting) MUST submit their duly completed proxy AND register the proxyholder. See “Appointment and Revocation of Proxies”.
ADVICE TO BENEFICIAL SHAREHOLDERS
Shareholders should note that only proxies deposited by Shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares, or non-objecting beneficial owners whose names has been provided to the Corporation’s registrar and transfer agent, can be recognized and acted upon at the Meeting. The information set forth in this section is therefore of significant importance to a substantial number of Shareholders who do not hold their Common Shares in their own name (the “Beneficial Shareholders”). If Common Shares are listed in an account statement provided to a Shareholder by an Intermediary, then in almost all cases those Common Shares will not be registered in such Shareholder’s name on the records of the Corporation. Such Common Shares will more likely be registered under the name of the Shareholder’s Intermediary or an agent of that Intermediary. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co., as nominee for CDS Clearing and Depository Services Inc., which acts as a depository for many Canadian Intermediaries. Common Shares held by Intermediaries or their nominees can only be voted for or against resolutions upon the instructions of the Beneficial Shareholder. Without specific instructions, Intermediaries are prohibited from voting Common Shares for their clients.
Applicable regulatory policy requires Intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every Intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its Intermediary is identical to the form of proxy provided by the Corporation to the Intermediaries. However, its purpose is limited to instructing the Intermediary how to vote on behalf of the Beneficial Shareholder. The majority of Intermediaries now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically mails the voting instruction forms or proxy forms to the Beneficial Shareholders and asks the Beneficial Shareholders to return the voting instruction forms or proxy forms to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder receiving a proxy or voting instruction form from Broadridge cannot use that proxy to vote Common Shares directly at the Meeting - the proxy must be returned to Broadridge well in advance of the Meeting in order to have the Common Shares voted.
Although Beneficial Shareholders may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of their Intermediary, a Beneficial Shareholder may attend the Meeting as proxyholder for the Intermediary and vote their Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their own Common Shares as proxyholder for the Intermediary should enter their own names in the blank space on the management form of proxy or voting instruction form provided to them and return the same to their Intermediary (or the agent of such Intermediary) in accordance with the instructions provided by such Intermediary or agent well in advance of the Meeting and register themselves as proxyholder, as described above. Beneficial Shareholders should carefully follow the instructions of their Intermediaries and their service companies.
All references to shareholders in this Circular and the accompanying form of proxy and Notice are to Shareholders of record unless specifically stated otherwise.
NOTE TO NON-OBJECTING BENEFICIAL OWNERS
The Meeting Materials are being sent to both registered and Beneficial Shareholders. If you are a Beneficial Shareholder, and the Corporation or its transfer agent and registrar, Odyssey Trust Company, has sent the Meeting Materials directly to you, your name and address and information about your holdings of Common Shares, have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf. By choosing to send the Meeting Materials to you directly, the Corporation (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering the Meeting Materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.
VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF
The Corporation has fixed the close of business on July 15, 2024 as the record date (the “Record Date”) for the purposes of determining Shareholders entitled to receive the Notice and vote at the Meeting. As at the Record Date, 759,692,495 Common Shares carrying the right to one vote per share at the Meeting were issued and outstanding.
In accordance with the provisions of the Business Corporation Act (Ontario), the Corporation will prepare a list of the holders of Common Shares on the Record Date. Each holder of Common Shares named on the list will be entitled to vote the Common Shares shown opposite his, her or its name on the list at the Meeting.
To the knowledge of the directors and executive officers of the Corporation, as at the date of this Circular, no persons beneficially own, or control or direct, directly or indirectly, voting securities of the Corporation carrying 10% or more of the voting rights attached to the Common Shares.
All amounts in this Circular are expressed in Canadian dollars unless otherwise noted.
CORPORATE OVERVIEW
The Corporation was incorporated under the Business Corporations Act (British Columbia) (the “BCBCA”) on October 13, 2016 as “Clarmin Explorations Inc.” On November 5, 2020, Cybin Corp. (“Privateco”) amalgamated with 2762898 Ontario Inc. and the Corporation acquired all of the issued and outstanding common shares in the capital of Privateco (“Privateco Shares”) in exchange for Common Shares on the basis of one Common Share for every one Privateco Share then issued and outstanding. The amalgamation resulted in the reverse take-over of the Corporation by Privateco (the “Transaction”). In connection with and immediately prior to the Transaction, the Corporation filed articles of continuance to: (i) continue from the BCBCA to the Business Corporations Act (Ontario) (the “OBCA”); and (ii) change its name from “Clarmin Explorations Inc.” to “Cybin Inc.” On November 10, 2020, the Common Shares began trading on Cboe Canada Inc. (the “Exchange”).
EXECUTIVE COMPENSATION
Compensation Discussion and Analysis
Overview
The general objectives of the Corporation’s compensation strategy are to: (a) compensate management in a manner that encourages and rewards a high level of performance and outstanding results with a view to increasing long-term shareholder value; (b) align management’s interests with the long-term interests of shareholders; and (c) attract and retain highly qualified executive officers.
Management Contracts
The following is a description of the management contracts for the Named Executive Officers (as defined below):

Douglas Drysdale
Douglas Drysdale currently receives a base salary of US$525,000 per annum for his services as Chief Executive Officer of the Corporation. He has entered into an employment agreement (the “CEO Employment Agreement”) with the Corporation which is for an indefinite term and includes provisions relating to, among other things, base salary, eligibility for benefits, an annual performance bonus and equity awards. As per the CEO Employment Agreement, Mr. Drysdale is eligible to be considered for an annual performance bonus, currently for up to 65% of Mr. Drysdale’s base salary and shall be based on criteria established by the board of directors of the Corporation (the “Board”) and the compensation committee of the Board (the “Compensation Committee”).
In the event that the CEO Employment Agreement is terminated without cause, the Corporation will pay to Mr. Drysdale a cash severance payment equal to 12 months base salary. Mr. Drysdale may terminate the CEO Employment Agreement by providing 30 days’ written notice to the Corporation. Assuming termination without cause occurred on the date of this Circular, the estimated severance payment to Mr. Drysdale would have been approximately US$525,000.
Greg Cavers, Eric So, and Paul Glavine
The following Named Executive Officers (as defined herein), serving in the following capacities, currently receive the following annual salaries:
1.Greg Cavers currently receives C$350,000 per annum for his services as Chief Financial Officer of the Corporation;
2.Eric So currently receives C$504,000 per annum for his services as President of the Corporation;
3.Paul Glavine currently receives C$504,000 per annum for his services as Chief Growth Officer of the Corporation; and
4.Aaron Bartlone currently receives US$315,000 per annum for his services as Chief Operating Officer of the Corporation.
Each of such Named Executive Officers has entered into an agreement with the Corporation which is for an indefinite term and includes standard provisions relating to, among other things, base salary, eligibility for employee benefits, equity awards and confidentiality and intellectual property rights.
Mr. Cavers employment agreement provides that the Corporation may terminate his employment without cause provided, however, that if the Corporation terminates his employment without cause, the Corporation will provide Mr. Cavers with six months’ notice of termination (or pay in lieu), plus an additional one months’ notice (or pay in lieu) for each year of completed service with the Corporation.
Mr. So, and Mr. Glavine’s consulting agreements provide that their respective agreements may be terminated on 24 months’ notice and upon payment of all accrued fees and other fees that would be due during such 24 month period. The agreements do not contain severance or change of control provisions.
Mr. Bartlone’s agreement provides that the Corporation may terminate his employment without cause provided, however, that if the Corporation terminates his employment without cause, the Corporation will provide Mr. Bartlone with eight months’ notice of termination (or pay in lieu), plus an additional one month’s notice (or pay in lieu) for each year of completed service with the Corporation, up to maximum of twelve months. Assuming termination without cause occurred on the date of this Circular, the estimated severance payment to Mr. Bartlone would have been approximately US$315,000.
Elements of Compensation
The compensation of Named Executive Officers (as such term is defined below) is comprised of the following elements: (a) base salary; and (b) long-term equity incentives, consisting of Awards (as such term is defined below) granted under the Corporation’s equity incentive plan (the “Equity Incentive Plan”). These principal elements of compensation are described in further detail below.
1.    Base Salary
Each Named Executive Officer (as such term is defined below) receives a base salary, which constitutes a significant portion of the Named Executive Officer’s compensation package. Base salary is provided in recognition for discharging day-to-day duties and responsibilities and reflects the Named Executive Officer’s performance over time, as well as that individual’s particular experience and qualifications. A Named Executive Officer’s base salary is reviewed by the Board and the Compensation Committee on an annual basis and may be adjusted to take into account performance contributions for the year and to reflect sustained performance contributions over a number of years. At the discretion of the Board, upon recommendations from the Compensation Committee, each of the Named Executive Officers is eligible to receive performance bonuses, which are contingent on the Named Executive Officer achieving certain performance objectives set annually by the Compensation Committee.
2.    Equity Incentive Plan
On August 13, 2020, the Corporation received Shareholder approval of the Equity Incentive Plan and on November 5, 2020, it was adopted by the Board. On August 16, 2021, certain amendments to the Equity Incentive Plan were approved to better align the Equity Incentive Plan with policies of the Exchange. The Equity Incentive Plan permits the granting of (i) stock options (“Non-Qualified Stock Options”) and incentive stock options (“Incentive Stock Options” and, collectively with the Non-Qualified Stock Options, the “Options”), (ii) stock appreciation rights (“SARs”), (iii) restricted share awards (“Restricted Shares”), (iv) restricted share units (“RSUs”), (v) performance awards (“Performance Awards”), (vi) dividend equivalents (“Dividend Equivalents”) and (vii) other share based awards (“Other-Share Based Awards”) (collectively, the “Awards”). Awards are granted by either the Board or the Compensation Committee. A copy of the Equity Incentive Plan is attached as Schedule D hereto.
All capitalized terms used but not defined in this section shall have the meanings ascribed to them in the Equity Incentive Plan.
The Equity Incentive Plan is intended to promote the interests of the Corporation and its Shareholders by aiding the Corporation in attracting and retaining employees, officers, consultants, advisors and non-employee directors capable of assuring the future success of the Corporation, to offer such persons incentives to put forth maximum efforts for the success of the Corporation’s business and to compensate such persons through various share and cash-based arrangements and provide them with opportunities for share ownership in the Corporation, thereby aligning the interests of such persons with the Shareholders.
Shares Subject to the Equity Incentive Plan
The Equity Incentive Plan is a rolling plan which, subject to the adjustment provisions provided for therein (including a subdivision or consolidation of Common Shares), provides that the aggregate maximum number of Common Shares that may be issued under all Awards under the Equity Incentive Plan shall not exceed 20% of the Corporation’s issued and outstanding Common Shares from time to time, such number being 151,938,499 as at the date of this Circular. Notwithstanding the foregoing, the aggregate number of Common Shares that may be issued pursuant to awards of Incentive Stock Options shall not exceed 22,266,002.
The Equity Incentive Plan is considered an “evergreen” plan, since the Common Shares covered by Awards which have been exercised, settled or terminated shall be available for subsequent grants under the Equity Incentive Plan and the number of Awards available to grant increases as the number of issued and outstanding Common Shares increases.
As at the date of this Circular, a total of 32,329,100 Common Shares are issuable pursuant to Options granted under the Equity Incentive Plan, representing approximately 4.3% of the Corporation’s issued and outstanding Common Shares. An aggregate of 119,609,399 Common Shares (plus any Awards forfeited or cancelled) are available for issuance under the Equity Incentive Plan, representing approximately 15.7% of the Corporation’s issued and outstanding Common Shares as at the date of this Circular. As of the date of this Circular, a total of 8,893,000 Common Shares are issuable pursuant to Incentive Stock Options granted under the Equity Incentive Plan.
Eligibility
Any of the Corporation’s employees, officers, consultants, advisors and non-employee directors or any affiliate or person to whom an offer of employment or engagement with the Corporation is extended, are eligible to participate in the Equity Incentive Plan (the “Participants”). The basis of participation of an individual under the Equity Incentive Plan, and the type and amount of any Award that an individual will be entitled to receive under the Equity Incentive Plan, will be determined by the Compensation Committee based on its judgment as to the best interests of the Corporation and its Shareholders, and therefore cannot be determined in advance.
If a Participant ceases to be an Eligible Person for any reason, whether for cause or otherwise, the Participant may, within 90 days following the date on which it ceased to be an Eligible Person, an investor relations person or holder of Incentive Stock Options, exercise any Option that was exercisable on the date the Participant ceased to be an Eligible Person. The Compensation Committee may extend such 90 day period subject to obtaining any approval required by the Exchange and subject to a maximum extension to the original expiry date of such Options. Any Option that was not exercisable on the date the Participant ceased to be an Eligible Person will be deemed to expire on such date, unless extended pursuant to the Equity Incentive Plan. Any Option that was exercisable on the date the Participant ceased to be an Eligible Person will be deemed to expire immediately following the 90 day period unless extended pursuant to the Equity Incentive Plan.
Administration of the Equity Incentive Plan
The Equity Incentive Plan shall be administered by the Compensation Committee. The Compensation Committee shall have full power and authority to designate Participant, the time or times at which awards may be granted, the conditions under which awards may be granted or forfeited to the Corporation, the number of Common Shares to be covered by any award, the exercise price of any award, whether restrictions or limitations are to be imposed on the Common Shares issuable pursuant to grants of any award, and the nature of any such restrictions or limitations, any acceleration of exercisability or vesting, or waiver of termination regarding any award, based on such factors as the Compensation Committee may determine.
In addition, the Compensation Committee interprets the Equity Incentive Plan and may adopt guidelines and other rules and regulations relating to the Equity Incentive Plan, and make all other determinations and take all other actions necessary or advisable for the implementation and administration of the Equity Incentive Plan.
Types of Awards
Options
Under the terms of the Equity Incentive Plan, unless the Compensation Committee determines otherwise in the case of an Option substituted for another Option in connection with a corporate transaction, the exercise price of the Options may not be lower than the greater of the closing market price of the Common Shares on the Exchange on (a) the trading day prior to the date of grant of the Options and (b) the date of grant of the Options. Options granted under the Equity Incentive Plan will be subject to such terms, including the exercise price and the conditions and timing of exercise, as may be determined by the Compensation Committee and specified in the applicable award agreement. The maximum term of an Option granted under the Equity Incentive Plan will be ten years from the date of grant. Payment in respect of the exercise of an Option may not be made, in whole or in part, with a promissory note.
Unless otherwise specified by the Compensation Committee the time of granting an Option and set forth in the particular Award Agreement, an exercise notice must be accompanied by payment of the exercise price. A participant may, in lieu of exercising an Option pursuant to an exercise notice, elect to surrender such Option to the Corporation (a “Cashless Exercise”) in consideration for an amount from the Corporation equal to (i) the Fair Market Value (as defined in the Equity Incentive Plan) of the Common Shares issuable on the exercise of such Option (or portion thereof) as of the date such Option (or portion thereof) is exercised, less (ii) the aggregate exercise price of the Option (or portion thereof) surrendered relating to such Common Shares (the “In-the-Money Amount”) by written notice to the Corporation indicating the number of Options such participant wishes to exercise using the Cashless Exercise, and such other information that the Corporation may require. Subject to the provisions of the Equity Incentive Plan, the Corporation will satisfy payment of the In-the-Money Amount by delivering to the participant such number of Common Shares having a fair market value equal to the In-the-Money Amount.
Restricted Shares and RSUs
Awards of Restricted Shares and RSUs shall be subject to such restrictions as the Compensation Committee may impose (including, without limitation, any limitation on the right to vote or the right to receive any dividend or other right or property with respect thereto), which restrictions may lapse separately or in combination at such time or times, in such installments or otherwise as the Compensation Committee may deem appropriate. Upon a Participant’s termination of employment or service or resignation or removal as a director (in either case, as determined under criteria established by the Compensation and Nominating Committee) during the applicable restriction period, all Restricted Shares and all RSUs held by such Participant at such time shall be forfeited and reacquired by the Corporation for cancellation at no cost to the Corporation; provided, however, that the Compensation Committee may waive in whole or in part any or all remaining restrictions with respect to shares of Restricted Share or RSUs. Pursuant to the policies of the Exchange, the value ascribed to the Common Shares covered by the Restricted Share or RSU may not be lower than the greater of the closing market price of the Common

Shares on (a) the trading day prior to the date of grant of the Restricted Shares or RSUs, and (b) the date of grant of the Restricted Shares or RSUs. Any Restricted Share or RSU granted under the Equity Incentive Plan shall be issued at the time such Awards are granted and may be evidenced in such manner as the Compensation Committee may deem appropriate.
Stock Appreciation Rights
A SAR granted under the Equity Incentive Plan shall confer on the Participant a right to receive upon exercise, the excess of (i) the Fair Market Value of one Common Share on the date of exercise over (ii) the grant price of the SAR as specified by the Compensation Committee (which price shall not be less than 100% of the Fair Market Value of one Common Share on the date of grant of the SAR); provided, however, that, subject to applicable law and stock exchange rules, the Compensation Committee may designate a grant price below Fair Market Value on the date of grant if the SAR is granted in substitution for a stock appreciation right previously granted by an entity that is acquired by or merged with the Corporation or an Affiliate. Notwithstanding the foregoing, pursuant to the rules of the Exchange, Common Shares issued in connection with SARs may not be priced lower than the greater of the closing market prices of the Common Shares on (a) the trading day prior to the date of grant of the SAR, and (b) the date of grant of the SAR. Subject to the terms of the Equity Incentive Plan, the policies of the Exchange and any applicable Award Agreement, the grant price, term, methods of exercise, dates of exercise, methods of settlement, equity compensation and any other terms and conditions of any SAR shall be as determined by the Compensation Committee. The Compensation Committee may impose such conditions or restrictions on the exercise of any SAR as it may deem appropriate. No SAR may be exercised more than ten years from the grant date.
Performance Awards
A Performance Award granted under the Equity Incentive Plan (i) may be denominated or payable in cash, Common Shares (including without limitation, Restricted Share and RSUs), other securities, other Awards or other property and (ii) shall confer on the holder thereof the right to receive payments, in whole or in part, upon the achievement of one or more objective performance goals during such performance periods as the Compensation Committee shall establish. Notwithstanding the foregoing, pursuant to the rules of the Exchange, Performance Awards may not be priced lower than the greater of the closing market prices of the Common Shares on (a) the trading day prior to the date of grant of the Performance Award, and (b) the date of grant of the Performance Award. Subject to the terms of the Equity Incentive Plan and the policies of the Exchange, the performance goals to be achieved during any performance period, the length of any performance period, the amount of any Performance Award granted, the amount of any payment or transfer to be made pursuant to any Performance Award and any other terms and conditions of any Performance Award shall be determined by the Compensation Committee.
Dividend Equivalents
A Dividend Equivalent granted under the Equity Incentive Plan allows Participants to receive payments (in cash, Common Shares, other securities, other Awards or other property as determined in the discretion of the Compensation Committee) equivalent to the amount of cash dividends paid by the Corporation to holders of Common Shares with respect to a number of Common Shares as determined by the Compensation Committee. Subject to the terms of the Equity Incentive Plan, the policies of the Exchange and any applicable Award Agreement, such Dividend Equivalents may have such terms and conditions as the Compensation Committee shall determine. Notwithstanding the foregoing, (i) the Compensation

Committee may not grant Dividend Equivalents to Eligible Persons in connection with grants of Options, SARs or other Awards the value of which is based solely on an increase in the value of the Common Shares after the date of grant of such Award, and (ii) dividend and Dividend Equivalent amounts may be accrued but shall not be paid unless and until the date on which all conditions or restrictions relating to such Award have been satisfied, waived or lapsed. Subject to the terms of the Equity Incentive Plan, the policies of the Exchange and any applicable award agreement, such Dividend Equivalents may have such terms and conditions as the Compensation Committee shall determine, provided that pursuant to the rules of the Exchange, Dividend Equivalents may not be priced lower than the greater of the closing market prices of the Common Shares on (a) the trading day prior to the date of grant of the Dividend Equivalent, and (b) the date of grant of the Dividend Equivalent.
Other Share-Based Awards
In addition, Awards may be granted under the Equity Incentive Plan that are denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, Common Shares (including, without limitation, securities convertible into Common Shares), as are deemed by the Compensation Committee to be consistent with the purpose of the Equity Incentive Plan in accordance with applicable regulations, provided that pursuant to the rules of the Exchange, such Awards may not be priced lower than the greater of the closing market prices of the Common Shares on (a) the trading day prior to the date of grant of the Award, and (b) the date of grant of the Award.
Term
While the Equity Incentive Plan does not stipulate a specific term for Awards granted thereunder, awards may not expire beyond 10 years from its date of grant, except where Shareholder approval is received or where an expiry date would have fallen within a blackout period of the Corporation. All awards must vest and settle in accordance with the provisions of the Equity Incentive Plan and any applicable award agreement, which award agreement may include an expiry date for a specific award.
In the event an Award expires, at a time when a scheduled blackout is in place or an undisclosed material change or material fact in the affairs of the Corporation exists, the expiry of such award will be the date that is 10 business days after which such scheduled blackout terminates or there is no longer such undisclosed material change or material fact.
Non-Transferability of Awards
No Award and no right under any such Award shall be transferable by a Participant other than by will or by the laws of descent and distribution, and no Award (other than fully vested and unrestricted Shares issued pursuant to any Award) or right under any such Award may be pledged, alienated, attached or otherwise encumbered, and any purported pledge, alienation, attachment or encumbrance thereof shall be void and unenforceable against the Corporation or any Affiliate. The Compensation Committee may also establish procedures as it deems appropriate for a Participant to designate a person or persons, as beneficiary or beneficiaries, to exercise the rights of the Participant and receive any property distributable with respect to any Award in the event of the Participant’s death. In the event of a Participant’s death, any unexercised, options issued to such Participant shall be exercisable within a period of one year succeeding the year in which the Participant died, unless such exercise period is extended by the Compensation

Committee and approval is obtained from the stock exchange on which the Shares then trade, as applicable.
Compensation of Directors
Independent members of the Board are paid $50,000 annually, which amount is paid quarterly. In addition, the independent lead director receives an additional annual cash fee of $15,000. Directors of the Corporation are also compensated for their services through the granting of stock options and other equity incentives, and may also be reimbursed for out-of-pocket expenses incurred in carrying out their duties as directors.
Officers of the Corporation who also act as directors will not receive any additional compensation for services rendered in such capacity, other than as paid by the Corporation in their capacity as officers.
Compensation Risk
The Board and, as applicable, the Compensation Committee, considers and assesses the implications of risks associated with the Corporation’s compensation policies and practices and devotes such time and resources as is believed to be necessary in the circumstances. The Corporation’s practice of compensating its officers primarily through a mix of salary, bonus and stock options is designed to mitigate risk by: (i) ensuring that the Corporation retains such officers; and (ii) aligning the interests of its officers with the short-term and long-term objectives of the Corporation and its shareholders. As at the date of this Circular, the Board had not identified risks arising from the Corporation’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Corporation.
Financial Instruments
Pursuant to the terms of the Corporation’s Insider Trading Policy, the Corporation’s officers and directors are prohibited from purchasing financial instruments, such as prepaid variable forward contracts, equity swaps, collars or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by an officer or director.
Compensation Governance
In order to assist the Board in fulfilling its oversight responsibilities with respect to compensation matters, the Board has established the Compensation Committee and has reviewed and approved the Compensation Committee’s Charter. The Compensation Committee is composed of Eric So, Mark Lawson and Grant Froese. Mr. So is not considered “independent”, as such term is defined in National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”).
The Compensation Committee meets on compensation matters as and when required with respect to executive compensation. The primary goal of the Compensation Committee as it relates to compensation matters is to ensure that the compensation provided to the Named Executive Officers and the Corporation’s other executive officers is determined with regard to the Corporation’s business strategies and objectives, such that the financial interest of the executive officers is aligned with the financial interest of shareholders, and to ensure that their compensation is fair and reasonable and sufficient to attract and retain qualified and experienced executives. The Compensation Committee is given the authority to engage and compensate any outside advisor that it determines to be necessary to carry out its duties.

As a whole, the members of the Compensation Committee have direct experience and skills relevant to their responsibilities in executive compensation, including with respect to enabling the Compensation Committee in making informed decisions on the suitability of the Corporation’s compensation policies and practices. All three members have experience on the board of directors and related committees of other public companies, as described under “Particulars of Matters to be Acted Upon - Election of Directors” in this Circular.
PERFORMANCE GRAPH
The following graph compares the percentage change in the cumulative Shareholder return on the Common Shares compared to the cumulative total return of the S&P/TSX Composite Index for the period commencing on December 31, 2018 to March 31, 2024 based on the price of the Common Shares, assuming a $100 investment on December 31, 2018 and reinvestment of dividends. From December 31, 2018 to June 29, 2020 (the date the Common Shares were halted in connection with the announcement of the Transaction), the performance reflected is that of Clarmin, the Corporation’s predecessor business, and is not reflective of the Corporation’s business or performance since the completion of the Transaction on November 5, 2020 and the listing of its Common Shares on the Exchange on November 10, 2020.

The Corporation’s total shareholder return for the period from the completion of the Transaction to March 31, 2024 was approximately -43%. Between 2022 and 2024, the Corporation completed a series of financings that provided it with a net cash position as at March 31, 2024 of $208.9 million. The Board has not, as of the date of the Circular, determined any incentive payments based on the Corporation’s results for 2024, including its total shareholders’ return, but it is anticipated that as part of the compensation and governance review, the Board will consider and approve incentive payments that take into account these factors. As the completion of the Transaction marked the beginning of the commencement of the current business of the Corporation, the Corporation considers its share performance since completion of the Transaction to be pertinent to its Shareholders. Therefore, the next graph compares the percentage change in the cumulative Shareholder return on the Common Shares commencing with the listing of the Common Shares on the Exchange on November 10, 2020 to March 31, 2024, compared to the cumulative total return of the S&P/TSX Composite Index for the same period, assuming a CDN$100 investment on November 10, 2020 and reinvestment of dividends.

SUMMARY COMPENSATION TABLE
Named Executive Officers
In this Circular, a “Named Executive Officer” means: (a) the Chief Executive Officer of the Corporation during the 2024 fiscal year; (b) the Chief Financial Officer of the Corporation during the 2024 fiscal year; (c) the three other most highly compensated executive officers of the Corporation at the end of the financial year ended March 31, 2024 whose total compensation, individually, was greater than $150,000; and (d) each individual who would be a Named Executive Officer but for the fact that the individual was neither an executive officer of the Corporation or its subsidiaries, nor serving in a similar capacity, at the end of the financial year ended March 31, 2024.
For the financial year ended March 31, 2024, the Corporation had the following Named Executive Officers: (a) Doug Drysdale, Chief Executive Officer; (b) Greg Cavers, Chief Financial Officer; (c) Eric So, President; (d) Paul Glavine, Chief Growth Officer; and (e) Aaron Bartlone, Chief Operating Officer. The following table presents the compensation earned by the Named Executive Officers for the years ended March 31, 2024, 2023 and 2022. All amounts are in Canadian dollars.

Name and principal position	Year	Salary/Fee ($)	Share-based awards ($)	Option-based awards ($)(1)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensa-tion ($)	Total compensa-tion ($)
					Annual incentive plans	Long-term incentive plans
Douglas Drysdale,(2) Chief Executive Officer	2024 2023 2022	681,158 680,304 549,319	- - -	1,055,737 - 1,805,921	355,688 123,741 150,000	- - -	- - -	- - -	2,092,583 732,045 2,505,240
Greg Cavers, Chief Financial Officer	2024 2023 2022	275,000 250,000 223,750	- - -	430,424 - 478,212	175,000 75,000 40,000	- - -	- - -	- 2,800	880,424 325,000 744,762
Eric So, President	2024 2023 2022	480,000 480,000 480,000	- - -	2,631,048 - 534,533	252,000 144,000 150,000	- - -	- - -	- - -	3,363,048 624,000 1,164,533
Paul Glavine, Chief Growth Officer	2024 2023 2022	480,000 480,000 480,000	- - -	2,631,048 - 534,533	252,000 144,000 150,000	- - -	- - -	- - -	3,363,048 624,000 1,164,533
Aaron Bartlone,(3) Chief Operating Officer	2024 2023 2022	406,500 405,990 374,880	- - -	415,036 - 612,464	213,412 113,952 -	- - -	- - -	- - -	1,034,948 519,942 1,164,533
Notes:
(1)    Calculated based on the Black-Scholes model for option valuation. The fair value of the stock options granted during the 2024 fiscal year have been calculated based on the following weighted average assumptions (the grant date fair value equals the accounting fair value for stock options):

Grant Date:	June 29, 2023	November 16, 2023
Risk free interest rate	3.78%	3.81%
Dividend yield	0%	0%
Volatility factor	95%	95%
Average expected life	5	5
Fair value (rounded)	$0.35	$0.43

(2)    Mr. Drysdale’s salary is paid in U.S. dollars and has been converted to Canadian dollars for the purpose of this Circular using an exchange rate of 1.355, being the Bank of Canada daily exchange rate as of March 31, 2024.
(3)    Mr. Bartlone’s salary is paid in U.S. dollars and have been converted to Canadian dollars for the purpose of this Circular using an exchange rate of 1.355, being the Bank of Canada daily exchange rate as of March 31, 2024.
INCENTIVE PLAN AWARDS
Outstanding Share-Based Awards and Option-Based Awards
The following table sets forth all share-based and option-based awards outstanding for the Named Executive Officers as of March 31, 2024:

	Option-Based Awards				Share-Based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Douglas Drysdale, Chief Executive Officer	3,000,000(2) 800,000(2) 169,000(2) 750,000 1,850,000(2)	$0.75 $2.90 $1.13 $0.44 $0.715	October 12, 2025 June 28, 2026 March 4, 2027 June 30, 2028 November 16, 2028	- - - 37,500 -	-	-	-
Greg Cavers, Chief Financial Officer	150,000 150,000(2) 200,000(2) 75,000(2) 250,000 800,000(2)	$0.25 $1.89 $2.90 $1.13 $0.44 $0.715	June 15, 2025 December 28, 2025 June 28, 2026 March 4, 2027 June 30, 2028 November 16, 2028	43,500 - - - 12,500 -	-	-	-
Eric So, President	1,500,000(2) 200,000(2) 144,000(2) 480,000 5,750,000(2)	$0.75 $2.90 $1.13 $0.44 $0.715	November 4, 2025 June 28, 2026 March 4, 2027 June 30, 2028 November 16, 2028	- - - 24,000 -	-	-	-
Paul Glavine, Chief Growth Officer	1,500,000(2) 200,000(2) 144,000(2) 480,000 5,750,000(2)	$0.75 $2.90 $1.13 $0.44 $0.715	November 4, 2025 June 28, 2026 March 4, 2027 June 30, 2028 November 16, 2028	- - - 24,000 -	-	-	-
Aaron Bartlone Chief Operating Officer	225,000(2) 225,000(2) 300,000(2) 115,000(2) 450,000 600,000(2)	$1.89 $1.36 $2.48 $1.13 $0.44 $0.715	January 2, 2026 March 28, 2026 August 18, 2026 March 4, 2027 June 30, 2028 November 16, 2028	- - 22,500	-	-	-
Notes:
(1)    The “value of unexercised in-the-money options” is calculated based on the difference between the closing price of $0.54 for the Common Shares on the Exchange on the last trading day of the year ended March 31, 2024 and the exercise price of the options, multiplied by the number of unexercised options.
(2)    Options were cancelled by the Corporation on May 5, 2024.

Value Vested or Earned During the Year
The following table sets forth the value of all incentive plan awards vested or earned for each Named Executive Officer during the year ended March 31, 2024:

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Douglas Drysdale, Chief Executive Officer	75,000	-	355,688

Greg Cavers, Chief Financial Officer	25,000	-	175,000
Eric So, President	48,000	-	252,000
Paul Glavine, Chief Growth Officer	48,000	-	252,000
Aaron Bartlone, Chief Operating Officer	45,000	-	252,000
Note:
(1)     The “value vested during the year” is calculated as the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date based on the difference between the closing price for the Common Shares on the Exchange, as applicable, as of the date of vesting (or the most recent closing price on the exchange, if applicable) and the exercise price of the options, multiplied by the number of vested options.
DIRECTOR COMPENSATION
Director Compensation Table
The following table sets forth all amounts of compensation provided to the directors of the Corporation (other than directors who are also Named Executive Officers) during the financial year ended March 31, 2024:

Name	Fees Earned ($)	Share-based awards ($)	Option-based awards(2) ($)	All other compensation ($)	Total ($)
Grant Froese	50,000	-	239,804	-	289,804
Eric Hoskins	50,000	-	239,804	-	289,804
Mark Lawson	50,000	-	241,560	-	291,560
Theresa Firestone	65,000	-	239,804	-	304,804
George Tziras(1)	-	-	-	310,548	310,548
Notes:
(1)    George Tziras was appointed to the Board of Directors on October 24 2023. As Mr. Tziras is the Corporation’s Chief Business Officer and is compensated for that position, he is not paid compensation for his role as a director.
(2)    Calculated based on the Black-Scholes model for option valuation. The fair value of the stock options has been calculated based on the following weighted average assumptions (the grant date fair value equals the accounting fair value for stock options):

Grant Date:	June 29, 2023	November 16, 2023
Risk free interest rate	3.78%	3.81%
Dividend yield	0%	0%
Volatility factor	95%	95%
Average expected life	5	5
Fair value (rounded)	$0.35	$0.43

Incentive Plan Awards - Outstanding Share-Based Awards and Option-Based Awards
The following table sets forth all awards outstanding for each of the directors of the Corporation (other than directors who are also Named Executive Officers) as of March 31, 2024:

	Option-Based Awards				Share-Based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Grant Froese	195,000(2) 97,500 400,000(2)	$1.89 $0.44 $0.715	December 28, 2025 June 30, 2028 November 16, 2028	- 9,750 -	- - -	- - -	- - -
Eric Hoskins	195,000(2) 97,500 400,000(2)	$1.89 $0.44 $0.715	December 28, 2025 June 30, 2028 November 16, 2028	- 9,750 -	- - -	- - -	- - -
Mark Lawson	220,000(2) 100,000 400,000(2)	$1.89 $0.44 $0.715	December 28, 2025 June 30, 2028 November 16, 2028	- - 10,000 -	- - -	- - -	- - -
Theresa Firestone	195,000(2) 97,500 400,000(2)	$2.87 $0.44 $0.715	September 27, 2026 June 30, 2028 November 16, 2028	- 9,750 -	- - -	- - -	- - -
George Tziras	-	-	-	-	-	-	-
Notes:
(1)    The “value of unexercised in-the-money options” is calculated based on the difference between the closing price of $0.54 for the Common Shares on the Exchange on the last trading day of the year ended March 31, 2024 and the exercise price of the options, multiplied by the number of unexercised options.
(2)    Options were cancelled by the Corporation on May 5, 2024.

Incentive Plan Awards – Value Vested or Earned During the Year
The following table sets forth the value of all incentive plan awards vested or earned by each director of the Corporation (other than directors who are also named Executive Officers) during the year ended March 31, 2024:

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year(1) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Grant Froese	63,099	-	-
Eric Hoskins	63,099	-	-
Mark Lawson	63,570	-	-
Theresa Firestone	63,099	-	-
George Tziras	-	-	$71,665

Note:
(1)    The “value vested during the year” is calculated based on the difference between the closing price for the Common Shares on the Exchange as of the date of vesting (or the most recent closing price on the Exchange) and the exercise price of the options, multiplied by the number of vested options.
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
The following table provides information regarding the number of Common Shares to be issued upon exercise of outstanding options pursuant to the Equity Incentive Plan as at March 31, 2024:

Plan Category	Number of Common Shares to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of Common Shares remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	66,201,000	$0.93	85,737,499
Equity compensation plans not approved by security holders	-	-	-
Total	66,201,000	$0.93	85,737,499
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
As at the date of this Circular, no individual who is an executive officer, director, employee or former executive officer, director or employee of the Corporation or any of its subsidiaries is indebted to the Corporation or any of its subsidiaries pursuant to the purchase of securities or otherwise.
No individual who is, or at any time during the financial year ended March 31, 2024 was, a director or executive officer of the Corporation, a proposed management nominee for election as a director of the Corporation, or an associate of any such director, executive officer or proposed nominee, was indebted to the Corporation or any of its subsidiaries during the financial year ended March 31, 2024 or as at the date of this Circular in connection with security purchase programs or other programs.
REPORT ON CORPORATE GOVERNANCE
Maintaining a high standard of corporate governance is a priority for the Board and the Corporation’s management as both believe that effective corporate governance will help create and maintain shareholder value in the long term. A description of the Corporation’s corporate governance practices, which addresses the matters set out in NI 58-101, is set out at Schedule “A” to this Circular.
AUDIT COMMITTEE DISCLOSURE
Audit Committee’s Charter
The charter (the “Charter”) of the Corporation’s Audit Committee is reproduced as Schedule “B”.
Composition of Audit Committee
As at the date of this Circular, the Audit Committee is composed of Mark Lawson (Chair), Theresa Firestone, Eric Hoskins, and Grant Froese, each of whom is a director of the Corporation.

All of the members of the Audit Committee are “independent” as such term is defined in National Instrument 52-110 – Audit Committees (“NI 52-110”). The Corporation is of the opinion that all four members of the Audit Committee are “financially literate” as such term is defined in NI 52-110.
Relevant Education and Experience
All the members of the Audit Committee have the education and/or practical experience required to understand and evaluate financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements.
Theresa Firestone – Ms. Firestone is a senior healthcare executive with over 35 years experience in pharmaceuticals, health & wellness and government and has extensive P&L, strategy development and operations expertise. Ms. Firestone has held executive leadership positions in Canada, Europe and Asia and led teams in 15 different countries. Prior to retirement in 2021, she was Senior Vice President, Health and Wellness at Shoppers Drug Mart, Canada’s largest retail pharmacy chain. Ms Firestone is and has been a member of audit committees in public and private companies for a number of years and has had overall responsibility for numerous complex businesses including P&Ls, in Canada, Europe and Asia.
Grant Froese – Mr. Froese had a 38-year career with retail giant Loblaw Companies Limited, including 3 years as Chief Operating Officer responsible for all levels of operations and merchandising, as well as oversight of information technology, supply chain, digital/e-commerce, marketing and industry-leading control brands. In his capacity as Chief Operating Officer, Mr. Froese was responsible for financial budgeting, operational P/L and annual revenues of approximately $30 million. Mr. Froese served as Chief Executive Officer of Harvest One Cannabis Inc., where he was responsible for oversight of all aspects of the company’s production, operations and financial matters including, the review and approval of quarterly and annual financial statements, AIF, MD&A, and related corporate disclosures. Mr. Froese has a Diploma in Business Administration.
Eric Hoskins – Dr. Hoskins served as the Minister of Health for Ontario for 4 years and was responsible for creating, overseeing and administering a $55 billion budget. He was also a member of the Ontario government Cabinet for ten years regularly reviewing and commenting on budgets and financial statements. Dr. Hoskins was the Chief Financial Officer of War Child Canada, a $20 million charity, for 8 years. Dr Hoskins is currently on the audit committee of Canada Health Infoway. He also has a degree in Health Economics and a ICD.D (Institute for Corporate Directors) diploma from the Rotman School of Management.
Mark Lawson – Mr. Lawson was previously an investment banker with Morgan Stanley in New York where he was involved in the execution of over $6 billion worth of mergers and acquisitions, $8 billion worth of debt offerings and $500 million of equity financings in the healthcare, energy, technology, and media & telecom sector. He received his Bachelor of Arts in Statistical Sciences from The University of Western Ontario, Canada, and his MBA in Finance from The Richard Ivey School of Business, University of Western Ontario, Canada. Mr. Lawson was previously the Chief Financial Officer of a TSX Venture listed company.
Audit Committee Oversight
At no time since the commencement of the Corporation’s most recently completed financial year have any recommendations by the Audit Committee respecting the nomination and/or compensation of the Corporation’s external auditors not been adopted by the Board.

Reliance on Certain Exemptions
At no time since the commencement of the Corporation’s most recently completed financial year has the Corporation relied on exemptions in relation to “De Minimis Non-audit Services” or any exemption provided by Part 8 of NI 52-110.
Pre-Approval Policies and Procedures
Pursuant to the terms of the Audit Committee Charter, the Audit Committee shall pre-approve all non-audit services to be provided to the Corporation or its subsidiary entities by the Corporation’s external auditor.
External Auditor Service Fees (By Category)
Audit Fees – The Corporation’s external auditors billed $230,416 and $161,356 for the audit of the financial years ended March 31, 2024 and 2023, respectively.
Audit-Related Fees – The Corporation’s external auditors billed $141,000 and $111,000 for the review of financial statements during the financial years ended March 31, 2024 and 2023, respectively.
Tax Fees – The Corporation’s external auditors billed the Corporation $8,190 and $58,135 during the financial years ended March 31, 2024 and 2023, respectively, for services related to tax compliance, tax advice and tax planning.
All Other Fees – The Corporation’s external auditors billed the Corporation $109,149 and $126,000 during the financial years ended March 31, 2024 and 2023 for services including review of certain short form prospectuses.
INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed herein, no “informed person” (as such term is defined in NI 51-102) or proposed nominee for election as a director of the Corporation or any associate or affiliate of the foregoing has any material interest, direct or indirect, in any transaction in which the Corporation has participated since the commencement of the Corporation’s most recently completed financial year or in any proposed transaction which has materially affected or will materially affect the Corporation.
PARTICULARS OF MATTERS TO BE ACTED UPON
1.    Appointment of Auditor
Management proposes to nominate Zeifmans LLP, which firm has been auditor of the Corporation since November 2020, as auditor of the Corporation to hold office until the next annual meeting of Shareholders.
COMMON SHARES REPRESENTED BY PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE APPOINTMENT OF ZEIFMANS LLP AS AUDITOR OF THE CORPORATION AND THE AUTHORIZING OF THE DIRECTORS TO FIX ITS REMUNERATION, UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS, HER OR ITS COMMON SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT THEREOF.

2.    Election of Directors
The Board presently consists of seven directors. At the Meeting, the Shareholders will be asked to elect the seven nominees set forth below, namely, Theresa Firestone, Grant Froese, Paul Glavine, Eric Hoskins, Mark Lawson, George Tziras and Eric So (collectively, the “Board Nominees” and each a “Board Nominee”) as directors of the Corporation. Each Board Nominee elected will hold office until the next annual meeting of shareholders or until his or her successor is duly elected or appointed pursuant to the by-laws of the Corporation. The enclosed form of proxy permits Shareholders to vote for all the Board Nominees together or for each Board Nominee on an individual basis.
COMMON SHARES REPRESENTED BY PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF EACH OF THE BOARD NOMINEES UNLESS A SHAREHOLDER HAS SPECIFIED IN HIS, HER OR ITS PROXY THAT HIS, HER OR ITS COMMON SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT OF ANY PARTICULAR BOARD NOMINEE OR BOARD NOMINEES. MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE BOARD NOMINEES WILL BE UNABLE TO SERVE AS DIRECTORS. HOWEVER, IF FOR ANY REASON, ANY OF THE BOARD NOMINEES DO NOT STAND FOR ELECTION OR ARE UNABLE TO SERVE AS SUCH, PROXIES IN FAVOUR OF MANAGEMENT NOMINEES WILL BE VOTED FOR ANOTHER NOMINEE IN THEIR DISCRETION UNLESS THE SHAREHOLDER HAS SPECIFIED IN HIS, HER OR ITS PROXY THAT HIS, HER OR ITS COMMON SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT OF ANY PARTICULAR NOMINEE OR NOMINEES.
Majority Voting Policy
Shareholders will vote for the election of each individual proposed director nominee separately. The Corporation has adopted a majority voting policy for the election of directors whereby any nominee director (in an uncontested election) who receives more “withheld” votes than “for” votes at any meeting where Shareholders vote on the election, the director will be expected to submit to the Board his or her resignation, to take effect upon acceptance by the Board. The Board will then have 90 days to accept the resignation, during which time an alternate Board member may be appointed. The Board shall be expected to accept the resignation absent exceptional circumstances that would warrant the applicable director to continue to serve on the Board. In determining whether to accept the resignation, the Board will consider various matters including the results of the vote of Shareholders, the contribution of the director to the Board and committee discussions, the expressed reasons (if any) for which the withheld votes have been given, the merits of such reasons, and the ability to address the underlying concerns. The Board will promptly disclose the results of the vote director by director and will promptly issue a news release disclosing the Board’s decision. If the Board determines not to accept a resignation, the news release shall fully state the reasons for that decision.
The director under consideration will not participate in any Board or committee deliberations relating to his or her potential resignation. Subject to any corporate law restrictions, the Board may (i) leave a resultant vacancy unfilled until the next annual meeting of Shareholders; (ii) fill the vacancy through the appointment of a new director whom the Board considers to merit the confidence of Shareholders; or (iii) call a special meeting of Shareholders at which there will be presented individuals to fill the vacant position or positions.
Advance Notice Requirement

The Corporation’s By-Law No. 1, contains a requirement providing for advance notice of nominations of directors (the “Advance Notice Requirement”) in certain circumstances where nominations for election to the Board are made by Shareholders. For an annual meeting of Shareholders, notice to the Corporation must be provided not less than 30 and not more than 65 days prior to the date of the annual meeting; save and except where the annual meeting is to be held on a date less than 50 days after the date on which the first public announcement of the date of such annual meeting was made, in which event notice may be given not later than the close of business on the 10th day following such public announcement. For a special meeting of Shareholders (that is not also an annual meeting), notice to the Corporation must be given not later than the close of business on the 15th day following the day on which the first public announcement of the date of such special meeting was made. The Corporation’s By-Law No. 1 is available under the Corporation’s profile on SEDAR + at www.sedarplus.ca

The following tables set out certain information as of the date of this Circular (unless otherwise indicated) with respect to the persons being nominated at the Meeting for election as directors. Information regarding Common Shares owned by each director of the Corporation is presented to the best knowledge of management of the Corporation and has been furnished to management of the Corporation by such directors.

THERESA FIRESTONE	Principal Occupation and Biographical Information
Ontario, Canada Director Since: August 16, 2021 LEAD INDEPENDENT
Ms. Theresa Firestone is a senior healthcare executive with over 35 years experience in pharmaceuticals, health & wellness and government and has extensive P&L, strategy development and operations expertise. Ms. Firestone has held executive leadership positions in Canada, Europe and Asia and led teams in 15 different countries. Prior to retirement in 2021, she was Senior Vice President, Health and Wellness at Shoppers Drug Mart, Canada’s largest retail pharmacy chain. Prior to Shoppers, Ms. Firestone was Regional President of Emerging Markets Asia with Pfizer Inc (Shanghai and HK). She was also General Manager of the Established Products Business Unit, Pfizer Canada, Country Manager, Pfizer Austria, VP Sales and VP of Government Affairs with Pfizer Canada. She currently sits on the Boards of Apotex, Orion Biotechnology and Prollenium Medical Technologies (private enterprises).

Current Board/Committee Membership	2024 Attendance (Total)(1)		Other Public Board Memberships
Member of the Board Member of the Audit Committee Member of the Corporate Governance and Nominating Committee	6 of 6 5 of 5 1 of 1	100% 100% 100%	Aurora Cannabis Inc. (TSX: ACB)
Number of Common Shares Beneficially Owned, Controlled or Directed			40,250

GRANT FROESE	Principal Occupation and Biographical Information
Ontario, Canada Director Since: November 5, 2020 INDEPENDENT
Grant Froese completed a 38-year career with Canadian retail giant Loblaw Companies Limited where he last served as Chief Operating Officer until his retirement. During his career at Loblaw, he led operations, merchandising and had oversight of supply chain, ecommerce, and marketing functions. After retirement Grant was the CEO of Harvest One /Delivra Health Brands until 2020.  Currently, Grant is the principal consultant at Grey Wolf Management Services Inc. and sits on the board of several companies.

Current Board/Committee Membership	2024 Attendance (Total)		Other Public Board Memberships
Member of the Board Member of the Audit Committee Member of the Compensation Committee	6 of 6 5 of 5 1 of 1	100% 100% 100%	None.
Number of Common Shares Beneficially Owned, Controlled or Directed			200,000

PAUL GLAVINE	Principal Occupation and Biographical Information
Ontario, Canada Director Since: November 5, 2020 NOT INDEPENDENT
Paul Glavine is a Co-founder, the Chief Growth Officer, and a Director of the Corporation with extensive expertise as a serial entrepreneur and investor in the biotech and life sciences sectors. As the founding CEO of the Corporation, he has been instrumental in advancing psychedelic therapeutics. Additionally, he co-founded Truverra, which focuses on cannabinoid-based therapies for pain management, which was acquired by Supreme Cannabis Company. Over the past six years, Paul has successfully raised and completed financings and mergers & acquisitions totaling over $450 million. Paul is currently a director of LongPoint Asset Management Inc.

Current Board/Committee Membership	2024 Attendance (Total)		Other Public Board Memberships
Member of the Board	6 of 6	100%	None.
Number of Common Shares Beneficially Owned, Controlled or Directed			11,387,607(1)
Note:
(1)    Represents 750,000 Common Shares held by Mr. Glavine’s spouse, 1,716,666 Common Shares held directly by Mr. Glavine, 8,775,741 Common Shares held by the PLG Family Trust, controlled by Mr. Glavine, and 145,200 held by 2544657 Ontario Inc, an entity controlled by Mr. Glavine.

ERIC HOSKINS	Principal Occupation and Biographical Information
Ontario, Canada Director Since: November 5, 2020 INDEPENDENT
Dr. Eric Hoskins is a Partner at Maverix Private Equity. He is the former Ontario Health Minister (2014-2018) responsible for one of the largest health care systems in North America. He is a former elected Member of Ontario Provincial Parliament holding Cabinet positions in Health, Economic Development and Trade, Children and Youth Services, and Immigration. Dr. Hoskins is a physician and public health specialist with more than thirty years’ experience in health care and public policy.

Current Board/Committee Membership	2024 Attendance (Total)		Other Public Board Memberships
Member of the Board Member of the Audit Committee Member of the Governance and Nominating Committee	6 of 6 5 of 5 1 of 1	100% 100% 100%	FSD Pharma Inc. (NASDAQ:HUGE, CSE:HUGE) Celly Nutrition Corp. (unlisted)
Number of Common Shares Beneficially Owned, Controlled or Directed			100,000
Note:
(1)    Represents 50,000 Common Shares held by Dr. Hoskins’ spouse, and 50,000 Common Shares held directly by Dr. Hoskins.

MARK LAWSON	Principal Occupation and Biographical Information
Ontario, Canada Director Since: November 5, 2020 INDEPENDENT
Mark Lawson is a private equity and investment banking executive with over 20 years of experience in Canada, the United States, and in the emerging markets. He is currently the Head of Carbon Acquisition for Invert, a company that funds global carbon reduction and removal projects. From 2008 to 2023 Mr. Lawson was the Managing Partner of Clermont Capital Partners, a Toronto based merchant bank and advisory firm focused on the technology and healthcare sectors. From 2004 to 2008 he was an investment banker with Morgan Stanley in New York, where he was involved in the execution of over $6 billion worth of mergers and acquisitions, $8 billion worth of debt offerings and $500 million of equity financings in the healthcare, technology, and telecom sectors. Mr. Lawson is also currently a director of various publicly traded companies in North America. Mr. Lawson received his Bachelor of Arts in Statistical Sciences from The University of Western Ontario, Canada and his MBA from The Richard Ivey School of Business, University of Western Ontario, Canada. Mr. Lawson is a member of the Economic Club of New York and is a Director of the Hugh and Ilene Lawson Charitable Organization.

Current Board/Committee Membership	2024 Attendance (Total)		Other Public Board Memberships
Member of the Board Member of the Audit Committee Member of the Compensation Committee Member of the Corporate Governance and Nominating Committee	6 of 6 5 of 5 1 of 1 1 of 1	100% 100% 100% 100%	Claren Energy Corp. (CEN-TSXV)
Number of Common Shares Beneficially Owned, Controlled or Directed			114,996
ERIC SO			Principal Occupation and Biographical Information
Ontario, Canada Director Since: November 5, 2020 NOT INDEPENDENT
Eric So is a Co-founder and President of the Corporation. He is a veteran owner and operator of various public and private companies over the last 15 years and has led C-level corporate strategy, development and finance at all stages of the business life cycle from start-up to high growth and multinational. He began his career practicing in the areas of corporate commercial, securities, finance and mergers and acquisitions at Torys LLP.

Current Board/Committee Membership	2024 Attendance (Total)		Other Public Board Memberships
Member of the Board Member of the Compensation Committee Member of the Corporate Governance and Nominating Committee	6 of 6 0 of 1 1 of 1	100% Nil 100%	None.
Number of Common Shares Beneficially Owned, Controlled or Directed			11,822,411(1)
Note:
(1)    Represents 2,037,500 Common Shares held by Mr. So’s spouse, 1,907,167 Common Shares held directly by Mr. So and 7,877,744 Common Shares held by the So Family Trust – 2017, controlled by Mr. So.

GEORGE TZIRAS	Principal Occupation and Biographical Information
London, United Kingdom Director Since: October 24, 2023 NOT INDEPENDENT
Mr. Tziras has over 15 years of experience in investment banking and international capital markets having worked at a number of global financial institutions including Goldman Sachs, Credit Suisse, Nomura, Lehman Brothers and CIBC. Mr. Tziras has worked on a broad range of transactions including debt and equity financings; mergers and acquisitions; private equity buyouts and debt restructurings. He has also worked across a number of industries, including healthcare. Mr. Tziras holds a BA degree from the University of Oxford and a MA degree from Johns Hopkins. Mr. Tziras joined Small Pharma Inc in 2021 as Chief Business Officer and on July 20, 2022, transitioned to Chief Executive Officer of Small Pharma Inc until it was acquired by the Corporation on October 23, 2023. Mr. Tziras has been a director of Small Pharma Ltd (now renamed to Cybin UK Ltd.) since 2015. Mr Tziras joined the Corporation on October 24, 2023 as a Director and Chief Business Officer.

Current Board/Committee Membership	2024 Attendance (Total)		Other Public Board Memberships
Member of the Board	2 of 2 (1)	100%	None.
Number of Common Shares Beneficially Owned, Controlled or Directed			1,294,747

Note:
(1)    George Tziras joined the Board on October 24, 2023 and attended both Board meetings held since that date.
Corporate Cease Trade Orders
Except as disclosed below, no proposed director is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Corporation) that:
(a)was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under applicable securities legislation, and which in all cases was in effect for a period of more than 30 consecutive days (an “Order”), which Order was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer of such company; or
(b)was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer of such company
Greg Cavers was the interim Chief Financial Officer of LottoGopher Holdings Inc. (“LottoGopher”), a CSE-listed company, until January 2020. Preceding his position, LottoGopher has been subject to a cease trade order on December 5, 2018 for failing to file interim financial report, management’s discussion and analysis and certification of the filings pursuant to National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings.
The foregoing information, not being within the knowledge of the Corporation, has been furnished by the proposed directors.
Bankruptcies, or Penalties or Sanctions
To the knowledge of the Corporation, no proposed director:

(a)is, as at the date of this Circular, or has been within 10 years before the date of this Circular, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;
(b)has within 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his assets;
(c)has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or
(d)has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.
The foregoing information, not being within the knowledge of the Corporation, has been furnished by the proposed directors.
3.    Proposed Consolidation of Common Shares
Subject to approval of the Exchange, the Corporation proposes to consolidate the issued and outstanding Common Shares by a ratio to be determined by the Board of up to 50:1 (the “Share Consolidation”) with any resulting fraction being rounded either up or down to the next highest or lowest number of the whole consolidated Common Shares, as the case may be. If approved by Shareholders, the Board will determine the effective time of the Share Consolidation and the appropriate consolidation ratio. Accordingly, Shareholders will be asked at the Meeting to pass a special resolution authorizing the Share Consolidation. Although approval for the Share Consolidation is being sought at the Meeting, such a Share Consolidation would ultimately become effective at a date in the future to be determined by the Board when the Board considers it to be in the best interests of the Corporation to implement such a Share Consolidation. The special resolution also authorizes the Board to elect not to proceed with, and abandon, the Share Consolidation at any time if it determines, in its sole discretion to do so. The Share Consolidation is subject to approval by the shareholders and acceptance by the Exchange.
Exchange Approval
Assuming shareholder approval is received at the Meeting, and assuming that the Board determines to proceed with the Share Consolidation, the Share Consolidation will be subject to acceptance by the Exchange, and confirmation that, on a post-Share Consolidation basis, the Corporation would meet all of the Exchange’s applicable continuous listing requirements. If the Exchange does not accept the Share Consolidation, the Corporation will not proceed with the Share Consolidation.
Risks Associated with the Share Consolidation
There is no assurance that the market price of the consolidated Common Shares will increase as a result of the Share Consolidation. The marketability and trading liquidity of the consolidated shares of the Corporation may not improve. The Share Consolidation may result in some shareholders owning “odd lots” of less than 100 or 1,000 Common Shares which may be more difficult for such shareholders to sell or which may require greater transaction costs per Common Share to sell.
Principal Effects of the Share Consolidation
The Share Consolidation will not have a dilutive effect on the Corporation’s shareholders since each shareholder will hold the same percentage of Common Shares outstanding immediately following the Share Consolidation as such shareholder held immediately prior to the Share Consolidation. The Share Consolidation will not affect the relative voting and other rights that accompany the Common Shares.
If the Board decides to proceed with the Share Consolidation at the time they deem appropriate, the principal effects of the Share Consolidation include the following:
(a)the fair market value of each Common Share may increase and will, in part, form the basis upon which further Common Shares or other securities of the Corporation will be issued (recognizing that the Board may elect to consolidate on the basis of a lesser ratio that it deems appropriate);
(b)based on the number of issued and outstanding Common Shares as at the Record Date (July 15, 2024), the current number of issued and outstanding Common Shares, being 759,692,495, would be reduced as follows:

Ratio	Number of Post-Consolidation Common Shares
10 for 1	75,969,250
20 for 1	37,984,625
30 for 1	25,323,083
40 for 1	18,992,312
50 for 1	15,193,850

(c)the exercise prices and the number of Common Shares issuable upon the exercise or deemed exercise of any stock options or other convertible or exchangeable securities of the Corporation will be automatically adjusted based on the consolidation ratio selected by the Board; and
(d)as the Corporation currently has an unlimited number of Common Shares authorized for issuance, the Share Consolidation will not have any effect on the number of Common Shares of the Corporation available for issuance.
Effect on Fractional Shareholders
No fractional shares will be issued, and no cash consideration will be paid, if, as a result of the Share Consolidation, a shareholder would otherwise become entitled to a fractional Common Share. After the Share Consolidation, the then current shareholders of the Corporation will have no further interest in the Corporation with respect to their fractional Common Shares.
Effect on Share Certificates

If the Share Consolidation is approved by the Shareholders and implemented by the Board, registered shareholders will be required to exchange their Common Share certificates representing pre-consolidation Common Shares for new Common Share certificates representing the post-consolidation Common Shares. Following the determination of the consolidation ratio by the Board and as soon as possible following the effective date of the Share Consolidation, registered shareholders will be sent a letter of transmittal by the Corporation’s transfer agent, Odyssey Trust Company. The letter of transmittal will contain instructions on how to surrender Common Share certificate(s) representing pre-consolidation Common Shares to Odyssey Trust Company. Odyssey Trust Company will forward to each registered shareholder who has sent the required documents a new Common Share certificate representing the number of post-consolidation Common Shares to which the shareholder is entitled. Until surrendered, each Common Share certificate representing pre-consolidation Common Shares will be deemed for all purposes to represent the number of whole post-consolidation Common Shares to which the holder is entitled as a result of the Share Consolidation. Shareholders should not destroy any Common Share certificate(s) and should not submit any Common Share certificate(s) until requested to do so. The method of delivery of certificates representing Common Shares and the letter of transmittal and all other required documents will be at the option and risk of the person surrendering them. It is recommended that such documents be delivered by hand to Odyssey Trust Company, at the address noted in the letter of transmittal, and a receipt obtained therefore, or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained.
No new Common Share certificates will be issued to a shareholder until such shareholder has surrendered the corresponding “old” Common Share certificates, together with a properly completed and executed letter of transmittal, to the transfer agent. Consequently, following the Share Consolidation, shareholders will need to surrender their old Common Share certificates before they will be able to sell or transfer their Common Shares. If an old Common Share certificate has any restrictive legends on the back thereof, the new Common Share certificate will be issued with the same restrictive legends, if any, that are on the back of the old Common Share certificate.
If the Share Consolidation is implemented by the Board, Intermediaries will be instructed to effect the Share Consolidation for Beneficial Shareholders. However, such Intermediaries may have different procedures than registered shareholders for processing the Share Consolidation. If you hold your Common Shares with such an Intermediary and if you have any questions in this regard, the Corporation encourages you to contact your Intermediary.
Special Resolution
The Board recommends that Shareholders vote FOR the Share Consolidation. To be effective, the special resolution approving the Share Consolidation must be approved by at least 66 2/3% of the votes cast in person or by proxy at the Meeting.
Notwithstanding the foregoing, as indicated in the text of the special resolution below, the Board may, in its sole discretion, determine that the Corporation not proceed with the Share Consolidation.
The complete text of the resolution which management intends to place before the Meeting for approval, confirmation and adoption, with or without modification, is as follows:
“BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:
1.Subject to the acceptance by the Exchange, the Corporation is hereby authorized to consolidate the issued and outstanding common shares in the capital of the Corporation by a ratio to be determined by the directors of the Corporation of up to 50:1 (the “Share Consolidation”). Any resulting fractional shares shall be either rounded up or down to the nearest whole common share.
2.Notwithstanding that this resolution has been passed by the Shareholders, the directors of the Corporation are hereby authorized and empowered without further notice to, or approval of, the Shareholders, to determine not to proceed with the Share Consolidation at any time prior to the filing of the articles of amendment giving effect to the Share Consolidation. The directors of the Corporation may, at their sole discretion, revoke this resolution before it is acted upon without further approval or authorization of the shareholders of the Corporation.
3.Upon articles of amendment having become effective in accordance with the Business Corporations Act (Ontario), the articles of the Corporation are amended accordingly.
4.Any one officer and director of the Corporation is hereby authorized for and on behalf of the Corporation to execute and deliver all such instruments and documents and to perform and do all such acts and things as may be deemed advisable in such individual’s discretion for the purpose of giving effect to this special resolution, the execution of any such document or the doing of any such other act or thing being conclusive evidence of such determination.”
IT IS INTENDED THAT THE COMMON SHARES REPRESENTED BY PROXIES IN FAVOUR OF MANAGEMENT NOMINEES WILL BE VOTED IN FAVOUR OF THE RESOLUTION TO APPROVE THE SHARE CONSOLIDATION IN THE ABSENCE OF DIRECTION TO THE CONTRARY FROM THE SHAREHOLDER APPOINTING THEM. AN AFFIRMATIVE VOTE OF AT LEAST 66 2/3% OF THE VOTES CAST BY SHAREHOLDERS AT THE MEETING IS SUFFICIENT FOR THE APPROVAL OF THE PLAN.
4.    Amendments to Equity Incentive Plan

The Equity Incentive Plan provides that the Board may from time to time, in its discretion, and in accordance with the Exchange requirements, grant to employees, officers, Non-Employee Directors, or Consultants of the Corporation and its Affiliates, non-transferable Awards, which include Options, SARs, Restricted Shares, RSUs, Performance Awards, Dividend Equivalents and Other Share-Based Awards, provided that the maximum number of Common Shares reserved for issuance under the Equity Incentive Plan, inclusive of existing outstanding Awards, shall not exceed 20% of the current issued and outstanding Common Shares, from time to time. The Equity Incentive Plan was approved by Shareholders on August 13, 2020 and, on August 16, 2021, certain amendments to the Equity Incentive Plan were approved to better align the Equity Incentive Plan with policies of the Exchange.
For a summary of the terms of the Equity Incentive Plan, see “Compensation of Executive Officers – Elements of Compensation – Equity Incentive Plan”.
All capitalized terms used but not defined in this section shall have the meanings ascribed to them in the Equity Incentive Plan.
At the Meeting, Shareholders will be asked to consider and, if thought advisable, approve, by ordinary resolution, amendments to the Equity Incentive Plan (the “Amended Equity Incentive Plan”) to:
(a)provide the Board with the authority to amend the exercise price of an Option or the grant price of SAR where (i) the Options or SARs are held by a person other than a Related

Person (as defined in the Amended Equity Incentive Plan) and (ii) where the exercise price or grant price prior to such amendment is not lower than the market price of the Common Shares at the time of the amendment;
(b)provide the Board with the authority to extend the term of existing Options or SARs where (i) the Options or SARs are held by a person other than a Related Person and (ii) where the exercise price or grant price is not lower than the current market price of the Common Shares at the time of the amendment;
(c)increase the number of Incentive Stock Options (as defined in the Amended Equity Incentive Plan) available for issuance under the Amended Equity Incentive Plan to 151,938,499, representing 20% of the issued and outstanding Common Shares as of the date of this Circular. The Equity Incentive Plan currently allows for the grant of up to 22,266,002 Incentive Stock Options, which number was equal to 15% of the issued and outstanding Common Shares as of the date of the management information circular provided in connection with the shareholders meeting held on August 16, 2021, where the Equity Incentive Plan was last approved by shareholders;
(d)to permit “Holding Entities” (as defined in National Instrument 45-106 Prospectus Exemptions) of Eligible Persons (as defined in the Amended Equity Incentive Plan) to be the registered holder of Awards; and
(e)to make certain other housekeeping amendments, including updating references to the “NEO Exchange” to “Cboe Canada”, and clarifying language in respect of the process for exercising Options on a cashless basis.
The proposed amendments to the Equity Incentive Plan are intended to provide the Board with greater flexibility to amend outstanding Awards to ensure that such Awards appropriately achieve the purpose of the Equity Incentive Plan, continue to incentivize Participants during the time an Award is outstanding and better align the Equity Incentive Plan with the Policies of the Exchange.
Shareholder Approval
At the Meeting, Shareholders will be asked to consider and if thought appropriate, pass an ordinary resolution approving the Amended Equity Incentive Plan (the “Plan Resolution”). In order to be effective, an ordinary resolution requires the affirmative vote of not less than a majority of the votes cast by Shareholders present in person or represented by proxy and entitled to vote at the Meeting.
The Board has unanimously approved the Amended Equity Incentive Plan and recommends that Shareholders vote FOR the resolution regarding the Amended Equity Incentive Plan.
The complete text of the Plan Resolution which management intends to place before the Meeting is as follows:
“BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:
1.The Amended Equity Incentive Plan of the Corporation, substantially in the form attached as Schedule “D” to the Circular, is hereby approved.

2.The Awards (as defined in the Amended Equity Incentive Plan) to be issued under the Amended Equity Incentive Plan, and all unallocated Awards under the Amended Equity Incentive Plan, are hereby approved and the Board is hereby authorized to grant Awards and issue Common Shares in connection with such Awards under the Amended Equity Incentive Plan until August 27, 2027, being the date that is three years from the date of the Meeting.
3.The Board is hereby authorized to make such amendments to the Amended Equity Incentive Plan from time to time, as may be required by the applicable regulatory authorities, or as may be considered appropriate by the Board, in its sole discretion, provided always that such amendments be subject to the approval of the regulatory authorities, if applicable, and in certain cases, in accordance with the terms of the Amended Equity Incentive Plan, the approval of the Shareholders.
4.Any director or officer of the Corporation is hereby authorized and directed, for and on behalf of the Corporation, to execute and deliver all such documents and to do all such other acts or things as may be necessary or advisable to give effect to this resolution, the execution of any such document or the doing of any such other act or thing being conclusive evidence of such determination.”
COMMON SHARES REPRESENTED BY PROXIES IN FAVOUR OF MANAGEMENT NOMINEES WILL BE VOTED IN FAVOUR OF THE PLAN RESOLUTION IN THE ABSENCE OF DIRECTION TO THE CONTRARY FROM THE SHAREHOLDER APPOINTING THEM. AN AFFIRMATIVE VOTE OF A MAJORITY OF THE VOTES CAST AT THE MEETING BY SHAREHOLDERS IS SUFFICIENT FOR THE APPROVAL OF THE PLAN RESOLUTION.
5.    Amendments to Shareholder Rights Plan

At the Corporation’s 2021 Annual and Special Meeting of the Shareholders, the Shareholders passed an ordinary resolution approving the adoption of a shareholder rights plan pursuant to the terms of a shareholder rights plan agreement between the Corporation and Odyssey Trust Company, as rights agent, made as of August 16, 2021 (the “Original Rights Plan”).
At the Meeting, Shareholders will be asked to consider and, if thought appropriate, approve an ordinary resolution (the “Rights Plan Resolution”) to amend and reconfirm the Original Rights Plan (the “Amended and Restated Rights Plan”), the full text of which is attached as Schedule “E” to this Circular. In order to be effective, the Rights Plan Resolution requires the affirmative vote of not less than a majority of the votes cast by Shareholders present in person or represented by proxy and entitled to vote at the Meeting, and a simple majority of votes cast by Independent Shareholders (as defined below). As of the Record Date, based on publicly available information and to the knowledge of the Corporation, there are no holders of Common Shares that are not Independent Shareholders.
Under the Amended and Restated Rights Plan, “Independent Shareholders” means holders of Common Shares, other than (i) any Acquiring Person (as described below); (ii) any Offeror (other than any person who is not deemed to beneficially own the Common Shares held by such person); (iii) any Affiliate or Associate of any Acquiring Person or Offeror; (iv) any person acting jointly or in concert with any Acquiring Person or Offeror; and (v) any employee benefit plan, deferred profit sharing plan, share participation plan and any other similar plan or trust for the benefit of employees of the Corporation unless the beneficiaries of the plan or trust direct the manner in which the Common Shares are to be voted or withheld from voting or direct whether the Common Shares are to be tendered to a take-over bid.

All capitalized terms used but not defined in this section shall have the meanings ascribed to them in the Amended and Restated Rights Plan.
Proposed Amendment
The Board is proposing the adoption of the Amended and Restated Rights Plan. The principal purposes of amending the Original Rights Plan are to bring forward the Original Rights Plan and ensure alignment with current industry practice and guidance and to reflect certain housekeeping changes.
The full text of the Amended and Restated Rights Plan, which is attached as Schedule “E” to this Circular, will be made available under the Corporation’s profile on SEDAR+ a www.sedarplus.ca
The objectives of the Amended and Restated Rights Plan are to ensure, to the extent possible, that all Shareholders and the Board have adequate time to consider and evaluate any unsolicited take-over bid for the Corporation, provide the Board with adequate time to evaluate any such take-over bid and explore and develop value-enhancing alternatives to any such take-over bid, encourage the fair treatment of the shareholders in connection with any such take-over bid, and generally assist the Board in enhancing Shareholder value.
The Amended and Restated Rights Plan is being proposed by the Board as a governance best practice in the interest of the Corporation and all of its Shareholders, given the widely-held ownership of the Common Shares. It is not being proposed in response to any proposal to acquire control of the Corporation, nor is the Board currently aware of or anticipating any pending or threatened take-over bid for the Corporation.
If the Amended and Restated Rights Plan is approved by Shareholders at the Meeting, the Corporation will enter into the Amended and Restated Rights Plan with Odyssey Trust Company, as rights agent, and the Amended and Restated Rights Plan will then become effective and replace the Original Rights Plan.
In proposing the adoption of the Amended and Restated Rights Plan, the Board considered the existing legislative framework governing take-over bids in Canada. On May 9, 2016, significant amendments to the legal regime governing the conduct of take-over bids in Canada came into force. The amendments, among other things, lengthened the minimum deposit period of a non-exempt take-over bid to 105 days (from the previous 35 days), require that all such non-exempt take-over bids meet a minimum tender requirement of more than 50% of the outstanding shares of the class that are subject to the bid (exclusive of shares beneficially owned, or over which control or direction is exercised, by the bidder or its joint actors), and require a ten (10) day extension of the deposit period of the bid after the minimum tender requirement is met. Under the amendments, the target company has the ability to permit the shortening of the minimum deposit period to not less than 35 days, in which case the shortened deposit period will then apply to all concurrent take-over bids. In addition, if the target company announces that it intends to effect an alternative transaction that could result in the acquisition of the target company or its business, the minimum deposit period for any concurrent take-over bid will be automatically reduced to 35 days.
As the legislative amendments do not apply to exempt take-over bids, there continues to be a role for shareholder rights plans in protecting issuers and preventing the unequal treatment of Shareholders. Some areas of concern not addressed by the legislative amendments include:
•protecting against so-called “creeping bids” that are not required to be made to all Shareholders. Creeping bids could involve the accumulation of more than 20% of the Common Shares through purchases exempt from the Canadian take- over bid rules, such as (i) purchases from a small group of Shareholders under private agreements at a premium to the market price not available to all Shareholders, (ii) acquiring control through the slow accumulation of the Common Shares over a stock exchange that could effectively block a take-over bid made to all Shareholders, (iii) acquiring control through the slow accumulation of the Common Shares over a stock exchange and without paying a control premium, or (iv) acquiring control through the purchase of the Common Shares in transactions outside of Canada not subject to Canadian take-over bid rules; and
•the use of so-called “hard” lock-up agreements by bidders, whereby existing Shareholders commit to tender their Common Shares to a bidder’s take-over bid, that are either irrevocable or revocable but subject to preclusive termination conditions. Such agreements could have the effect of deterring other potential bidders bringing forward competing bids particularly where the number of locked-up Common Shares would make it difficult or unlikely for a competing bidder’s bid to achieve the 50% minimum tender requirement imposed by the legislative amendments.
By applying to all acquisitions of 20% or more of the Corporation’s outstanding Common Shares, except in limited circumstances including Permitted Bids (as described below), the Amended and Restated Rights Plan is designed to ensure that all Shareholders receive equal treatment. In addition, there may be circumstances where bidders request lock-up agreements that are not in the best interests of the Corporation or its Shareholders and the Amended and Restated Rights Plan encourages bidders to structure lock-up agreements so as to provide the locked-up Shareholders with reasonable flexibility to terminate such agreements in order to deposit their Common Shares to a higher value bid or support another transaction offering greater value.
The Amended and Restated Rights Plan is, therefore, designed to encourage a potential acquiror who intends to make a take-over bid to proceed either by way of a Permitted Bid, which requires a take-over bid to meet certain minimum standards designed to promote the fair and equal treatment of all Shareholders, or with the concurrence of the Board. If a take-over bid fails to meet these minimum standards and the Amended and Restated Rights Plan is not waived by the Board, the Rights to be issued to Shareholders under the Amended and Restated Rights Plan will entitle the holders thereof, other than the acquiror and certain related parties, to purchase additional Common Shares at a significant discount to market, thus, exposing the person acquiring 20% or more of the Common Shares to substantial dilution of its holdings.
Summary of Amended and Restated Rights Plan
General
To implement the Amended and Restated Rights Plan, the Board will authorize the issuance of one Right in respect of each Common Share when issued. Each Right entitles the registered holder to purchase from the Corporation one Common Share for the Exercise Price, subject to adjustment as set out in the Amended and Restated Rights Plan. In the event of an occurrence of a Flip-in Event (as defined below), each Right entitles the registered holder to purchase from the Corporation that number of Common Shares that have an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price, in accordance with the terms of the Amended and Restated Rights Plan, for an amount in cash equal to the Exercise Price, subject to certain adjustments. The Rights are not exercisable prior to the Separation Time (as described below).

The issuance of the Rights will not affect reported earnings per Common Share until the Rights separate from the underlying Common Shares and become exercisable. The issuance of Rights will not change the manner in which Shareholders currently trade their Common Shares.
The Amended and Restated Rights Plan must be reconfirmed by a resolution passed by a majority of the votes cast by all Independent Shareholders at every third annual meeting of Shareholders. If the Amended and Restated Rights Plan is not so reconfirmed, the Amended and Restated Rights Plan and all outstanding Rights shall terminate and be void and of no further force and effect, provided that such termination shall not occur if a Flip-in Event that has not been waived pursuant to the Amended and Restated Rights Plan has occurred prior to such annual meeting.
Flip-In Event
A “Flip-in Event” means a transaction as a result of which a Person becomes an Acquiring Person. On the occurrence of a Flip-in Event, any Rights Beneficially Owned on or after a date determined in accordance with the Amended and Restated Rights Plan by an Acquiring Person (including any affiliate or associate thereof or any Person acting jointly or in concert with an Acquiring Person or any affiliate or associate of an Acquiring Person) and certain transferees of Rights will become void and any such holder will not have any right to exercise Rights under the Amended and Restated Rights Plan and will not have any other rights with respect to the Rights.
Acquiring Person
An “Acquiring Person” is, generally, a Person who is the Beneficial Owner of 20% or more of the outstanding Common Shares. Under the Amended and Restated Rights Plan there are various exceptions to this rule, including that an Acquiring Person: (i) shall not include: (A) the Corporation or a subsidiary of the Corporation, (B) for a period of 10 calendar days after the Disqualification Date (as described below), any Person who becomes the Beneficial Owner of 20% or more of the outstanding Common Shares as a result of such Person becoming disqualified from relying on the exemption from Beneficial Ownership in the Amended and Restated Rights Plan relating to Investment Managers, Trust Companies, Statutory Bodies, Administrators, Crown Agents and Mutual Funds solely because such Person is making or has announced a current intention to make a Take-over Bid, either alone, through such Person’s Affiliates or Associates or by acting jointly or in concert with any other Person, and (C) an underwriter or selling group member during the course of a public distribution, and (ii) may not, in certain circumstances, include a Person who becomes the Beneficial Owner of 20% or more of the outstanding Common Shares as a result of any one of certain events or combinations of events that include: (A) a Common Share reduction through an acquisition or redemption of Common Shares by the Corporation, (B) an acquisition of Common Shares made pursuant to a Permitted Bid or a Competing Permitted Bid, (C) an Exempt Acquisition, (D) a Pro Rata Acquisition, or (E) a Convertible Security Acquisition, or a Competing Permitted Bid.
“Disqualification Date” means the first date of a public announcement of facts indicating that any Person is making or has announced a current intention to make a Take-over Bid, either alone, through such Person’s Affiliates or Associates or by acting jointly or in concert with any other Person (which, for the purposes of this definition, shall include, without limitation, a report asserting such facts filed pursuant to NI 62-103).
Beneficial Ownership

A Person is deemed to be the “Beneficial Owner” of, and to “Beneficially Own”, Common Shares in circumstances where that Person or any of its Affiliates or Associates: (i) is the owner of the Common Shares at law or in equity, or (ii) in certain circumstances, has the right to become the owner at law or in equity where such right is exercisable within 60 days and includes any Common Shares that are Beneficially Owned by any other Person with whom such Person is acting jointly or in concert. Under the Amended and Restated Rights Plan there are various exceptions to this rule, including where a Person:
(a)has agreed to deposit or tender Common Shares to a take-over bid pursuant to a permitted lock-up agreement in accordance with the terms of the Amended and Restated Rights Plan; or
(b)is an investment fund manager or a trust company acting as trustee or administrator who holds such Common Shares in the ordinary course of such duties for the account of another Person or other account(s), an administrator or trustee of one or more registered pension funds or plans, a crown agent or agency, a manager or trustee of a certain mutual funds or a Person established by statute to manage investment funds for employee benefit plans, pension plans, insurance plans or various public bodies, provided that such Person is not making and has not announced an intention to make a take-over bid alone or acting jointly or in concert with any other Person, other than an Offer to Acquire Common Shares (as defined in the Amended and Restated Rights Plan) pursuant to a distribution by the Corporation, by means of a Permitted Bid, or by means of ordinary market transactions executed through the facilities of a stock exchange or organized over-the-counter market.
Lock-Up Agreements
A bidder, any of its Affiliates or Associates or any other Person acting jointly or in concert with the bidder may enter into lock-up agreements (each, a “Lock-up Agreement”) with the Shareholders (each, a “Locked-up Person”) whereby such Locked-up Persons agree to tender their Common Shares to the take-over bid or otherwise commit to support a control transaction (the “Subject Bid”) without a Flip-in Event occurring. Any such agreement must permit the Locked-up Person to withdraw their Common Shares from the lock-up to tender to another take-over bid or support another transaction that (i) will provide greater value to the Locked-up Person than the Subject Bid or (ii) contains an offering price per Common Share that exceeds by as much or more than a specified amount (a “Specified Amount”) the value offered under the Subject Bid, and does not provide for a Specified Amount that is greater than 7% of the value offered under the Subject Bid.
Under a Lock-up Agreement no “break-up” fees, “top-up” fees, penalties, expense reimbursement or other amounts that exceed in aggregate the greater of: (i) 2.5% of the value payable to the Locked-up Person under the Subject Bid; and (ii) 50% of the amount by which the value payable to the Locked-up Person under another take-over bid or transaction exceeds what such Locked-up Person would have received under the Subject Bid; can be payable by such Locked-up Person if the Locked-up Person fails to deposit or tender their Common Shares to the Subject Bid or withdraws such Common Shares previously tendered thereto in order to tender such Common Shares to another take-over bid or participate in another transaction. Any Lock-up Agreement is made available to the public.
Permitted Bid
A Flip-in Event will not occur if a take-over bid is structured as a Permitted Bid. A Permitted Bid is a take-over bid made by means of a take-over circular, which also complies with the following provisions:

(a)the take-over bid is made to all registered Shareholders, wherever resident, other than the Person making the bid;
(b)the take-over bid contains, and the take-up and payment for securities tendered or deposited thereunder is subject to, irrevocable and unqualified conditions that:
i.no Common Shares will be taken-up or paid for pursuant to the take-over bid: (A) before the close of business on a date that is not less than 105 days following the date of the take-over bid or such shorter minimum initial deposit period that a non-exempt take-over bid must remain open for deposits, in the applicable circumstances at such time, pursuant to NI 62-104; and (B) then only if, at the close of business on such date, the Common Shares deposited or tendered pursuant to the take-over bid and not withdrawn constitute more than 50% of the Common Shares outstanding which are held by Independent Shareholders;
ii.unless the take-over bid is withdrawn, Common Shares may be deposited pursuant to the take-over bid at any time before the close of business on the date of the first take-up of or payment for Common Shares;
iii.any Common Shares deposited pursuant to the take-over bid may be withdrawn until taken-up and paid for; and
iv.if the requirement in clause (b)(i)(B) is satisfied, the Person making the bid will make a public announcement of that fact and the take-over bid will remain open for deposits and tenders of Common Shares for not less than ten days from the date of such public announcement.
Trading of Rights
Until the Separation Time (as described below), the Rights will be evidenced by the associated issued and outstanding Common Shares. The Amended and Restated Rights Plan provides that, until the Separation Time, the Rights will be transferred with, and only with, the associated Common Shares. Until the Separation Time, or earlier termination or expiration of the Rights, each new Common Share certificate issued after the applicable record time, if any, will display a legend incorporating the terms of the Amended and Restated Rights Plan by reference. As soon as practicable following the Separation Time, separate certificates evidencing the Rights (“Rights Certificates”) will be mailed to registered Shareholders, other than an Acquiring Person and in respect of any Rights Beneficially Owned by such Acquiring Person, as of the close of business at the Separation Time, and thereafter the Rights Certificates alone will evidence the Rights.
Separation Time
The Rights will separate and trade apart from the Common Shares after the Separation Time until the Expiration Time. Subject to the right of the Board to defer it, the “Separation Time” means the close of business on the eighth business day after the earliest of: (i) the first date of a public announcement that a Person has become an Acquiring Person; (ii) the commencement or first public announcement of the intent of any Person to commence a take-over bid other than a Permitted Bid; and (iii) the date upon which a Permitted Bid or Competing Permitted Bid ceases to be such.
Waiver

Without the consent of Shareholders or, if applicable, holders of Rights, the Board may waive the application of the Amended and Restated Rights Plan to a Flip-in Event that would occur by reason of a take-over bid made by means of a take-over bid circular to all Shareholders provided that, if the Board waives the application of the Amended and Restated Rights Plan to such Flip-in Event, they will be deemed to have waived the application of the Amended and Restated Rights Plan to any other Flip-in Events occurring by reason of a take-over bid made by means of a take-over bid circular to all Shareholders which is made prior to the expiry of any take-over bid in respect of which a waiver has been granted by the Board. The Board may also, subject to certain conditions, waive the application of the Amended and Restated Rights Plan to a Flip-in Event triggered by inadvertence.
Redemption
The Board, with the approval of a majority vote of the votes cast by Shareholders (or the holders of Rights if the Separation Time has occurred) voting in person and by proxy at a meeting duly called for that purpose, may redeem the Rights at $0.001 per Right, subject to adjustment in accordance with the Amended and Restated Rights Plan, provided that no payment will be made to holders entitled to less than $10.00. Rights will become void and be of no further effect on the date that any Person who has made a Permitted Bid, Competing Permitted Bid or Exempt Acquisition takes up and pays for the Common Shares pursuant to such transaction.
Power to Amend
The Corporation may make amendments to the Amended and Restated Rights Plan to correct clerical or typographical errors without the approval of the holders of Rights. The Corporation may make amendments to the Amended and Restated Rights Plan to maintain the validity of the Amended and Restated Rights Plan in the event of any change in applicable legislation, rules or regulations thereunder with the approval of the Shareholders or, in certain circumstances, the holders of Rights, in accordance with the Amended and Restated Rights Plan. In other circumstances, amendments to the Amended and Restated Rights Plan may require the prior approval of the Shareholders or, the holders of Rights.
Exemptions for Investment Advisors
Investment advisors (for fully managed accounts), trust companies (acting in their capacities as trustees and administrators), statutory bodies whose business includes the management of funds and administrators of registered pension plans acquiring greater than 20% of the Common Shares are exempted from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a take-over bid.
Shareholder Approval
As a result of the foregoing considerations, the Board has determined that it is advisable and in the best interests of the Corporation to adopt the Amended and Restated Rights Plan, subject to approval of the Amended and Restated Rights Plan by Shareholders at the Meeting.
In recommending the approval of the Amended and Restated Rights Plan, it is not the intention of the Board to preclude a bid for control of the Corporation. The Amended and Restated Rights Plan provides a mechanism whereby Shareholders may tender their shares to a take-over bid as long as it meets the criteria applicable to a Permitted Bid or Competing Permitted Bid, as the case may be, under the Amended and Restated Rights Plan. Furthermore, even in the context of a take-over bid that would not meet such criteria, but is made by way of a take-over bid circular to all of the Shareholders, the Board would still have a duty to consider such a bid and consider whether or not it should waive the application of the Amended and Restated Rights Plan in respect of such bid. In discharging such duty, the Board must act with honesty and loyalty and in the interest of the Corporation.
The Amended and Restated Rights Plan will not preclude any Shareholder from using the proxy mechanism of the OBCA, the Corporation’s governing statute, to promote a change in the Corporation’s management or in the Board, and it will have no effect on the rights of holders of the Common Shares to requisition a meeting of Shareholders in accordance with the provisions of applicable legislation.
The Amended and Restated Rights Plan is not expected to interfere with the Corporation’s day-to-day operations. The initial issuance of Rights under the Amended and Restated Rights Plan and the issuance of additional Rights in the future will not in any way alter the financial condition of the Corporation, impede its business plans or alter its financial statements. In addition, the Amended and Restated Rights Plan is initially not dilutive. In addition, holders of Rights not exercising their Rights after a Flip-in Event may suffer substantial dilution.
The Board has unanimously approved the Amended and Restated Rights Plan and recommends that Shareholders vote FOR the resolution regarding the Amended and Restated Rights Plan.
The complete text of the Rights Plan Resolution which management intends to place before the Meeting for approval of the Amended and Restated Rights Plan is as follows:
“BE IT RESOLVED THAT, AS AN ORDINARY RESOLUTION:
1.the amended and restated shareholder rights plan agreement (the “Amended and Restated Rights Plan”) between the Corporation and Odyssey Trust Company, substantially in the form attached as Schedule “E” to the Circular, is hereby approved, subject to such changes thereto as may be required by regulatory authorities;
2.notwithstanding the approval of this special resolution by the Shareholders, the Board may, without any further notice or approval of the Shareholders, decide not to proceed with the resolution; and
3.any director or officer of the Corporation is hereby authorized and directed, for and on behalf of the Corporation, to execute and deliver all such documents and to do all such other acts or things as may be necessary or advisable to give effect to this resolution, the execution of any such document or the doing of any such other act or thing being conclusive evidence of such determination.”
COMMON SHARES REPRESENTED BY PROXIES IN FAVOUR OF MANAGEMENT NOMINEES WILL BE VOTED IN FAVOUR OF THE RIGHTS PLAN RESOLUTION IN THE ABSENCE OF DIRECTION TO THE CONTRARY FROM THE SHAREHOLDER APPOINTING THEM. AN AFFIRMATIVE VOTE OF A MAJORITY OF THE VOTES CAST AT THE MEETING BY SHAREHOLDERS IS SUFFICIENT FOR THE APPROVAL OF THE AMENDED AND RESTATED RIGHTS PLAN RESOLUTION.
6.    Amendments to Common Share Purchase Warrants

At the Meeting, Shareholders will be asked to consider and, if thought advisable, approve, by ordinary resolution, the amendment of the terms of 15,425,125 outstanding common share purchase warrants,

including (a) warrants to purchase up to 12,800,000 common shares at a price of $0.25 per common share until June 15, 2025, (b) warrants to purchase up to 1,475,125 common shares at a price of $0.64 per common share until August 8, 2025 and (c) warrants to purchase up to 1,150,000 common shares at a price of $0.64 per common shares until November 15, 2025 (collectively, the “Warrants”) to extend the maturity date of the Warrants by five years to June 15, 2030, August 8, 2030, and November 15, 2030, respectively (the “Warrant Amendments”).
The Warrants Amendments are subject to approval of the Exchange. Section 7.05(4) of the Exchange’s Listing Manual requires that any material changes to the Warrants be approved by Shareholders other than Shareholders who are advantaged by the proposed amendment.
Background and Reason for the Warrant Amendments
The Warrants were issued, in two tranches, to certain directors, officers, and consultants of Cybin Corp. in consideration of services provided. On June 15, 2020, Cybin Corp. issued 14,725,000 warrants, with each warrant being exercisable at $0.25 per common share of Cybin Corp. (“Corp. Shares”) for a period of five years from the date of issue (the “June Warrants”). On August 20, 2020, Cybin Corp. issued 2,000,125 warrants, with each warrant being exercisable at $0.64 per Corp. Share for a period of five years from the date of issue (the “August Warrants”) and, on September 14, 2020, Cybin Corp. issued an additional 56,250 August Warrants. Upon completion of the Corporation’s reverse takeover transaction on November 5, 2020, the June Warrants and the August Warrants became exercisable into Common Shares.
On November 10, 2021, the Corporation approved the amendment of the terms of 1,150,000 June Warrants such that the expiry date was extended from June 15, 2025 to November 15, 2025 (the “November Warrants”). Since the date of issuance, 625,000 June Warrants have been exercised, 150,000 June Warrants have been cancelled, 156,250 August Warrants have been exercised, and 425,000 August Warrants have been cancelled. As of the date of this Circular, there are 12,800,000 June Warrants, 1,475,125 August Warrants, and 1,150,000 November Warrants outstanding.
In considering whether to recommend the approval of the Warrant Amendments to Shareholders, the Board has considered a number of factors including (i) the use of the Warrants to align the interests of the directors, officers, and consultants who holder the Warrants with those of the Corporation; (ii) the additional cash that may flow to the Corporation on exercise of the Warrants if the Warrant Amendments are affected; and (iii) the fluctuations in the Corporation’s stock price since the date of issuance of the Warrants.
The above discussion of the information and factors considered by the Board is not intended to be exhaustive but is believed by the Board to include the material factors considered in its decision to recommend the approval of the Warrant Amendments. The Board did not consider it practical, nor did it attempt to, quantify or otherwise assign relative weights to the foregoing factors that were considered in reaching its decision. In addition, in considering the factors described above, the individual members of the Board may have given different weights to various factors and may have applied different analyses to each of the material factors considered by the Board. The members of the Board made their recommendation based upon the totality of the information presented to and considered by them.
The Corporation has determined that while the Warrant Amendments may be a related party transaction pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transaction, the Corporation is exempt from the formal valuation and minority approval requirement of

MI 61-101 as the fair market value of the Warrants being amended does not exceed 25% of the Corporation’s market capitalization. The Warrant Amendments are subject to approval by the Exchange.
Shareholder Approval
At the Meeting, Shareholders will be asked to consider and if thought appropriate, pass an ordinary resolution of the disinterested Shareholders approving the Warrant Amendments (the “Warrant Amendment Resolution”). In order to be effective, the Warrant Amendment Resolution requires the affirmative vote of not less than a majority of the votes cast by disinterested Shareholders present in person or represented by proxy and entitled to vote at the Meeting. For the purpose of the Warrant Amendments, the holders of the Warrants, their associates and affiliates are deemed to have an interest in the Warrants Amendments and, accordingly, their Common Shares will be excluded from voting on the Warrant Amendment Resolution.
The Board has unanimously approved the Warrant Amendments and recommends that Shareholders vote FOR the Warrant Amendment Resolution.
The complete text of the Warrant Amendment Resolution which management intends to place before the Meeting is as follows:
“BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:
1.The following amendment (the “Warrant Amendments”) are hereby authorized and approved:
a.the amendment of the expiry date from June 15, 2025 to June 15, 2030 of 12,800,000 common share purchase warrants, issued on June 15, 2020 and exercisable at $0.25 per Common Share;
b.the amendment of the expiry date from August 8, 2025 to August 8, 2030 of 1,475,125 common share purchase warrants, issued on August 8, 2020 and exercisable at $0.64 per Common Shares; and
c.the expiry date from November 15, 2025 to November 15, 2030 of 1,150,000 common shares purchase warrants, issued on June 15, 2020 and exercisable at $0.25 per Common Share.
2.The Corporation is hereby authorized to execute and deliver amended warrant certificates that incorporate and effect the Warrant Amendments, and the execution by the Corporation of such amended warrant certificates shall be conclusive evidence of such approval.
3.To the extent that any non-material amendments to the form of warrant certificates are necessary in connection with the Warrant Amendments, the Corporation is hereby authorized to approve such amendments to the warrant certificates, and the execution by the Corporation of such amended warrant certificates shall be conclusive evidence of such approval;
4.Any director or officer of the Corporation is hereby authorized and directed, for and on behalf of the Corporation, to execute and deliver all such documents and to do all such other acts or things as may be necessary or advisable to give effect to this resolution, the execution of any such document or the doing of any such other act or thing being conclusive evidence of such determination.
5.Notwithstanding that this resolution has been duly passed by Shareholders, the directors of the Corporation are hereby authorized and empowered to abandon and revoke this resolution at any time and to not proceed with the Warrant Amendments or the entering of a specific amended warrant certificate, without further approval of the Shareholders.”
COMMON SHARES REPRESENTED BY PROXIES IN FAVOUR OF MANAGEMENT NOMINEES WILL BE VOTED IN FAVOUR OF THE WARRANT AMENDMENT RESOLUTION IN THE ABSENCE OF DIRECTION TO THE CONTRARY FROM THE SHAREHOLDER APPOINTING THEM. AN AFFIRMATIVE VOTE OF A MAJORITY OF THE VOTES CAST AT THE MEETING BY DISINTERESTED SHAREHOLDERS IS SUFFICIENT FOR THE APPROVAL OF THE WARRANT AMENDMENT RESOLUTION.
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON
No person or company who has been a director or executive officer of the Corporation at any time since the beginning of the Corporation’s last completed financial year, no proposed nominee for election as a director of the Corporation and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors.
ADDITIONAL INFORMATION
Additional information relating to the Corporation is available under the Corporation’s profile on SEDAR+ at www.sedarplus.ca. Financial information is provided in the Corporation’s audited financial statements and Management’s Discussion and Analysis (the “MD&A”) for the year ended March 31, 2024. In addition, copies of the Corporation’s annual financial statements and the MD&A and this Circular may be obtained upon request to the Corporation. The Corporation may require the payment of a reasonable charge if the request is made by a person who is not a shareholder of the Corporation.
APPROVAL OF BOARD OF DIRECTORS
The contents of this Circular and the sending of it to each director of the Corporation, to the auditor of the Corporation, to the Shareholders and to the appropriate governmental agencies, have been approved by the Board.
Dated: July 24, 2024.
“Eric So”

Eric So
Director and President

SCHEDULE "A"
STATEMENT OF GOVERNANCE PRACTICES

Governance Disclosure Requirement Under the Corporate Governance National Instrument 58-101 (“NI 58-101”)	Comments
Board of Directors
1.    Board of Directors—Disclose how the board of directors (the “Board”) of Cybin Inc. (the “Corporation”) facilitates its exercise of independent supervision over management, including (i) the identity of directors that are independent, and (ii) the identity of directors who are not independent, and the basis for that determination.

The Board currently consists of a total of seven directors of which Messrs. Eric Hoskins, Grant Froese, Mark Lawson and Ms. Theresa Firestone are considered “independent” as such term is defined in NI 58-101.
Messrs. Eric So, Paul Glavine, and George Tziras are not considered independent as they are executive officers of the Corporation.

2.    Directorships—If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.
Please refer to the Circular under the heading “Particulars of Matters to be Acted Upon - Election of Directors”.
3. Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of Corporation’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors.

As of 2022, the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. Prior to 2022, as part of their regularly scheduled meetings, the Board and Audit Committee typically held in-camera sessions without management present in order to facilitate open and candid discussion.

4. Disclose whether or not the Chair of the Board is an independent director. If the Board has a Chair who is an independent director, disclose the identity of the independent Chair, and describe his or her role and responsibilities.
Eric So is the Chair of the Board and is not considered “independent”, as such term is defined in NI 58-101, as he is an executive officer of the Corporation.
5. Disclose the attendance record of each director for all Board meetings held since the beginning of the Corporation’s most recently completed financial year.	Please refer to the Circular under the heading “Particulars of Matters to be Acted Upon - Election of Directors”.
6. Disclose the text of the Board’s written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.
The directors of the Board have adopted a formal written mandate which provides that the directors of the Board are responsible for the overall stewardship of the Corporation, establishing the overall policies and standards of the Corporation and approving its strategic plans. A copy of the Directors’ Mandate can be found as Schedule “C” to the Circular.

Position Descriptions
7. Disclose whether or not the Board has developed written position descriptions for the Chair and the Chair of each Board committee. If the Board has not developed written position descriptions for the Chair of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.
The directors of the Board have adopted a formal written mandate for the Chair of the Board.

8. Describe whether or not the Board and CEO have developed a written position description for the CEO. If the Board and the CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.
The Board has adopted a formal mandate for the CEO which outlines the roles and responsibilities of the CEO, including management of the strategic and operational agenda of the Corporation and for execution of the directives and policies of the Board.
Orientation and Continuing Education
9. Describe what steps, if any, the Board takes to orient new Board members, and describe any measures the Board takes to provide continuing education for directors.
Each director ultimately assumes responsibility for keeping him/her self informed about the Corporation’s business and relevant developments outside the Corporation that affect its business. Management assists directors by providing them with regular updates on relevant developments and other information that management considers of interest to the Board. Directors may also attend other Board committee meetings if they are not active members, to broaden their knowledge base and receive additional information on the Corporation’s business and developments in areas where they are not commonly exposed.

Ethical Business Conduct
10.    Disclose whether or not the Board has adopted a written code for the directors, officers and employees. If the Board has adopted a written code: (i) disclose how a person or company may obtain a copy of the code, (ii) describe how the Board monitors compliance with its code, or if the Board, and (iii) provide a cross-reference to any material change report filed since the beginning of the Corporation’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The Board has adopted a formal Code of Business Conduct (the “Code”) which highlights key issues and identifies policies and resources to help employees, officers and directors of the corporation reach appropriate and ethical decisions. The Corporation’s compliance officer is responsible for investigating all reported complaints under the Code. A copy of the Code can be obtained by contacting the Corporation.

11. Describe the steps the Board takes to ensure directors exercise independent judgement in considering transactions and agreement in respect of which a director or executive officer has a material interest, and any other steps the Board takes to encourage and promote a culture of ethical business conduct.

The Board is responsible for promoting an ethical business culture. The Board monitors compliance, including through receipt by the Audit Committee of reports of unethical behaviour. To ensure that an ethical business culture is maintained and promoted, directors are encouraged to exercise their independent judgment. If a director has a material interest in any transaction or agreement that the Corporation proposes to enter into, such director is expected to disclose such interest to the Board in compliance with the applicable laws, rules and policies which govern conflicts of interest in connection with such transaction or agreement. Further, any director who has a material interest in any proposed transaction or agreement will be excluded from the portion of the Board meeting concerning such matters and will be further precluded from voting on such matters.

Nomination of Directors

12. Disclose the process by which the Board identifies new candidates for Board nomination, including: (i) who identifies new candidates, and (ii) the process of identifying new candidates.
The Corporate Governance and Nominating Committee is responsible for the identification and assessment of potential directors. While no formal nomination procedures are in place to identify new candidates, the Corporate Governance and Nominating Committee does review the experience and performance of nominees for election to the Board. Members of the Corporate Governance and Nominating Committee are canvassed with respect to the qualifications of a prospective candidate and each candidate is evaluated with respect to his or her experience and expertise, with particular attention paid to those areas of expertise that could complement and enhance current management. The Corporate Governance and Nominating Committee also assesses any potential conflicts, independence or time commitment concerns that the candidate may present.

Compensation
13. Disclose what steps, if any, are taken to determine compensation for the directors and officers, including: (i) who determines compensation, and (ii) the process of determining compensation.	The process undertaken by the Board and the Compensation Committee in respect of compensation is more fully described in the “Compensation Discussion and Analysis” section of the accompanying Circular.
Other Board Committees
14. If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	The Board does not have any standing committees other than the Corporate Governance and Nominating Committee, the Compensation Committee and the Audit Committee.
Assessments
15.    Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its committees, and its individual Trustees are performing effectively.

The entire Board will evaluate the effectiveness of the Board, its committees and individual directors on an annual basis. To facilitate this evaluation, each committee will conduct an annual assessment of its performance, consisting of a review of its charter, the performance of the committee as a whole and the performance of the committee Chair.

Director Term Limits and Other Mechanisms of Board Renewal
16. Disclose whether the Corporation has adopted term limits for the directors on its Board or other mechanisms for Board renewal and, if so, include a description of those director term limits or other mechanisms of Board renewal. If the Corporation has not adopted director term limits or other mechanisms of Board renewal, disclose why it has not done so.

The Board has not adopted a term limit for directors. The Board believes that the imposition of term limits on a director implicitly discounts the value of experience and continuity amongst Board members and runs the risk of excluding experienced and potentially valuable Board members as a result of an arbitrary determination. The notional objective of term limits is to encourage board turnover, introduce new perspectives and retain independence. The Corporation has achieved a satisfactory mix and turnover in directors over its short history, and the Board believes that it can strike the right balance between continuity and fresh perspectives without mandated term limits.

Policies Regarding the Representation of Women on the Board

17.Disclose whether the Corporation has adopted a written policy relating to the identification and nomination of women directors. If the Corporation has not adopted such a policy, disclose why it has not done so. If the Corporation has adopted a policy, disclose a short summary of its objectives and key provisions, the measures taken to ensure that the policy has been effectively implemented, annual and cumulative progress by the issuer in achieving the objectives of the policy, and whether and, if so, how the Board or its nominating committee measures the effectiveness of the policy.

The Corporation adopted a written diversity policy (the “Diversity Policy”) in 2021 to formalize its approach to diversity. The Diversity Policy sets out the many characteristics of diversity, including gender, age, visible minorities, Indigenous peoples, persons with disabilities, sexual orientation and other personal characteristics.

Further, the Corporation amended its written corporate governance and nominating committee charter (the “Corporate Governance and Nominating Committee Charter”) in June 2022 to affirm the Corporation’s commitment to actively consider all aspects of diversity when the Corporate Governance and Nominating Committee makes recommendations to the Board for the appointment or nomination of new directors.

The Corporation has not adopted a specific target regarding the representation of women on the Board or in executive officer positions however, it is an objective of the Diversity Policy and Corporate Governance and Nominating Committee Charter that diversity be considered in determining the optimal composition of the Board. The Diversity Policy and Corporate Governance and Nominating Committee Charter sets out guidelines for the Corporate Governance and Nominating Committee to find the best qualified candidates for Board positions recognizing that the Board’s background should represent a variety of backgrounds, experiences and skills.

Consideration of the Representation of Women in the Director Identification and Selection Process
18.Disclose whether and, if so, how the Board or nominating committee considers the level of representation of women on the Board in identifying and nominating candidates for election or re-election to the Board. If the Corporation does not consider the representation of women on the Board in identifying and nominating candidates for election or re-election to the Board, disclose the Corporation’s reasons for not doing so.

It is an objective of the Diversity Policy and Corporate Governance and Nominating Committee Charter that diversity be considered in connection with the identification and nomination of female Board members. Gender diversity is an important factor that is taken into account in identifying and selecting Board members. The Board believes that diversity is important to ensure that directors provide a wide range of perspectives, experience and expertise required to achieve effective stewardship of the Corporation.
The Diversity Policy and Corporate Governance and Nominating Committee Charter do not include a target number or percentage of women on the Board. The Corporate Governance and Nominating Committee does not believe that targets are appropriate since gender diversity is only one of several characteristics considered during the selection process for Board nominees. Instead, the Corporate Governance and Nominating Committee believes that a method for reviewing Board nominees on a variety of factors, including diversity, is more appropriate.

Consideration Given to the Representation of Women in Executive Officer Appointments
19. Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the Corporation does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the Corporation’s reasons for not doing so.

It is an objective of the Diversity Policy that diversity be considered in connection with the identification and nomination of female candidates for executive positions. Gender diversity is an important factor that is taken into account in considering the hiring, promotion and appointment of executive officers. The Board believes that diversity is important to ensure that executives provide a wide range of perspectives, experience and expertise required to achieve effective stewardship of the Corporation.
The Diversity Policy does not include a target number or percentage of women in executive management positions. The Corporate Governance and Nominating Committee does not believe that targets are appropriate since gender diversity is only one of several characteristics considered during the selection process for executive officers. Instead, the Corporate Governance and Nominating Committee believes that a method for reviewing executive officers on a variety of factors, including diversity, is more appropriate.

20. Disclose whether the Corporation has adopted a target regarding women on the Board or in executive officer positions. If the Corporation has not adopted a target, disclose why it has not done so. If the Corporation has adopted a target, disclose the target, and the annual and cumulative progress of the Corporation in achieving the target.
The Corporation has not adopted a target regarding women on the Board or in executive officer positions.
Number of Women on the Board and in Executive Officer Positions
21. Disclose the number and proportion (in percentage terms) of (i) directors on the Corporation’s Board, and (ii) executive officers of the Corporation, who are women.	Currently, one (14%) of the seven directors of the Board is a woman and one (11%) of nine executive officers of the Corporation is a women.

SCHEDULE "B"
AUDIT COMMITTEE CHARTER
(Implemented pursuant to National Instrument 52-110 – Audit Committees)
National Instrument 52-110 – Audit Committees (the “Instrument”) relating to the composition and function of audit committees was implemented for reporting issuers and, accordingly, applies to every NEO Exchange listed company, including the Corporation. The Instrument requires all affected issuers to have a written audit committee charter which must be disclosed, as stipulated by Form 52-110F2, in the management information circular of the Corporation wherein management solicits proxies from the security holders of the Corporation for the purpose of electing directors to the board of directors.
This Charter has been adopted by the board of directors in order to comply with the Instrument and to more properly define the role of the Committee in the oversight of the financial reporting process of the Corporation. Nothing in this Charter is intended to restrict the ability of the board of directors or Committee to alter or vary procedures in order to comply more fully with the Instrument, as amended from time to time.
PART 1
1.1Purpose:
The purpose of the Committee is to:
(a)improve the quality of the Corporation’s financial reporting;
(b)assist the board of directors to properly and fully discharge its responsibilities;
(c)provide an avenue of enhanced communication between the directors and external auditors;
(d)enhance the external auditor’s independence;
(e)increase the credibility and objectivity of financial reports; and
(f)strengthen the role of the directors by facilitating in depth discussions between directors, management and external auditors.
1.2Definitions
“accounting principles” has the meaning ascribed to it in National Instrument 52-107 Acceptable Accounting Principles and Auditing Standards;
“Affiliate” means a Corporation that is a subsidiary of another Corporation or companies that are controlled by the same entity;
“audit services” means the professional services rendered by the Corporation’s external auditor for the audit and review of the Corporation’s financial statements or services that are normally provided by the external auditor in connection with statutory and regulatory filings or engagements;

“Charter” means this audit committee charter;
“Committee” means the committee established by and among certain members of the board of directors for the purpose of overseeing the accounting and financial reporting processes of the Corporation and audits of the financial statements of the Corporation;
“Control Person” means any individual or company that holds or is one of a combination of individuals or companies that holds a sufficient number of any of the securities of the Corporation so as to affect materially the control of the Corporation, or that holds more than 20% of the outstanding voting shares of the Corporation except where there is evidence showing that the holder of those securities does not materially affect the control of the Corporation;
“financially literate” has the meaning set forth in Section 1.2;
“immediate family member” means an individual’s spouse, parent, child, sibling, mother or father-in-law, son or daughter-in-law, brother or sister-in-law, and anyone (other than an employee of either the individual or the individual’s immediate family member) who shares the individual’s home;
“independent” means independent only as determined by both the Instrument and the NEO Exchange Listing Manual;
“Instrument” means National Instrument 52-110 – Audit Committees;
“MD&A” has the meaning ascribed to it in National Instrument 51-102;
“Member” means a member of the Committee;
“National Instrument 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations; and
“non-audit services” means services other than audit services.
1.3Meaning of Financially Literate
For the purposes of this Charter, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.
PART 1
1.1Audit Committee
The board of directors has hereby established the Committee for, among other purposes, compliance with the Instrument.
1.2Relationship with External Auditors
The Corporation will require its external auditor to report directly to the Committee and the Members shall ensure that such is the case.

1.3Committee Responsibilities
(1)The Committee shall be responsible for making the following recommendations to the board of directors:
(a)the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation; and
(b)the compensation of the external auditor.
(2)The Committee shall be directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditor regarding financial reporting. This responsibility shall include:
(a)reviewing the audit plan with management and the external auditor;
(b)reviewing with management and the external auditor any proposed changes in major accounting policies, the presentation and impact of significant risks and uncertainties, and key estimates and judgements of management that may be material to financial reporting;
(c)questioning management and the external auditor regarding significant financial reporting issues discussed during the fiscal period and the method of resolution;
(d)reviewing any problems experienced by the external auditor in performing the audit, including any restrictions imposed by management or significant accounting issues on which there was a disagreement with management;
(e)reviewing audited annual financial statements, in conjunction with the report of the external auditor, and obtaining an explanation from management of all significant variances between comparative reporting periods;
(f)reviewing the post-audit or management letter, containing the recommendations of the external auditor, and management’s response and subsequent follow up to any identified weakness;
(g)reviewing interim unaudited financial statements before release to the public;
(h)reviewing all public disclosure documents containing audited or unaudited financial information before release, including any prospectus, the annual report and management’s discussion and analysis;
(i)reviewing the evaluation of internal controls by the external auditor, together with management’s response;
(j)reviewing the terms of reference of the internal auditor, if any;
(k)reviewing the reports issued by the internal auditor, if any, and management’s response and subsequent follow up to any identified weaknesses; and

(l)reviewing the appointments of the chief financial officer and any key financial executives involved in the financial reporting process, as applicable.
(3)The Committee shall pre-approve all non-audit services to be provided to the Corporation or its subsidiary entities by the issuer’s external auditor.
(4)The Committee shall review the Corporation’s financial statements, MD&A, and annual and interim earnings press releases before the Corporation publicly discloses this information.
(5)The Committee shall ensure that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements, and shall periodically assess the adequacy of those procedures.
(6)When there is to be a change of auditor, the Committee shall review all issues related to the change, including the information to be included in the notice of change of auditor called for under National Instrument 51-102, and the planned steps for an orderly transition.
(7)The Committee shall review all reportable events, including disagreements, unresolved issues and consultations, as defined in National Instrument 51-102, on a routine basis, whether or not there is to be a change of auditor.
(8)The Committee shall, as applicable, establish procedures for:
(a)the receipt, retention and treatment of complaints received by the issuer regarding accounting, internal accounting controls, or auditing matters; and
(b)the confidential, anonymous submission by employees of the issuer of concerns regarding questionable accounting or auditing matters.
(9)As applicable, the Committee shall establish, periodically review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the issuer.
(10)The responsibilities outlined in this Charter are not intended to be exhaustive. Members should consider any additional areas which may require oversight when discharging their responsibilities.
1.4De Minimis Non-Audit Services
The Committee shall satisfy the pre-approval requirement in subsection 2.3(2) if:
(a)the aggregate amount of all the non-audit services that were not pre-approved is reasonably expected to constitute no more than five per cent of the total amount of fees paid by the issuer and its subsidiary entities to the issuer’s external auditor during the financial year in which the services are provided;
(b)the Corporation or the subsidiary of the Corporation, as the case may be, did not recognize the services as non-audit services at the time of the engagement; and

(c)the services are promptly brought to the attention of the Committee and approved by the Committee or by one or more of its Members to whom authority to grant such approvals has been delegated by the Committee, prior to the completion of the audit.
1.5Delegation of Pre-Approval Function
(1)The Committee may delegate to one or more independent Members the authority to pre-approve non-audit services in satisfaction of the requirement in subsection 2.3(2).
(2)The pre-approval of non-audit services by any Member to whom authority has been delegated pursuant to subsection 2.5(1) must be presented to the Committee at its first scheduled meeting following such pre-approval.
PART 2
2.1Composition
(1)The Committee shall be composed of a minimum of three Members.
(2)Every Member shall be a director of the issuer.
(3)Every Member shall be independent.
(4)Every Member shall be financially literate.
(5)The board of directors of the Corporation shall appoint or re-appoint the Members after each annual meeting of shareholders of the Corporation.
PART 3
3.1Authority
Until the replacement of this Charter, the Committee shall have the authority to:
(a)engage independent counsel and other advisors as it determines necessary to carry out its duties;
(b)set and pay the compensation for any advisors employed by the Committee;
(c)communicate directly with the internal and external auditors; and
(d)recommend the amendment or approval of audited and interim financial statements to the board of directors.
PART 4
4.1Required Disclosure
The Corporation must include in its Annual Information Form the disclosure required by Form 52-110F1.
4.2Disclosure in Information Circular

If management of the Corporation solicits proxies from the security holders of the Corporation for the purpose of electing directors to the board of directors, the Corporation shall include in its management information circular a cross-reference to the sections in the Corporation’s Annual Information Form that contain the information required by section 5.1.
PART 5
5.1Meetings
(1)Meetings of the Committee shall be scheduled to take place at regular intervals and, in any event, not less frequently than quarterly.
(2)Opportunities shall be afforded periodically to the external auditor, the internal auditor and to members of senior management to meet separately with the Members.
(3)Minutes shall be kept of all meetings of the Committee.

SCHEDULE "C"
DIRECTORS’ MANDATE

Cybin Inc.

DIRECTORS’
MANDATE

November 2020

CYBIN INC.
(the “Corporation”)

DIRECTORS’ MANDATE

Directors’ Responsibilities

The board of directors of the Corporation (the “Directors”) are responsible for the stewardship of the Corporation. To discharge this obligation, the Directors, directly and through the applicable committees of the Directors, should assume responsibility in the following areas:

Strategic Planning Process

•Provide input to management on emerging trends and issues.
•Adopt, review and approve, if appropriate, management’s strategic plans on an annual basis.
•Review and approve the Corporation’s financial objectives, plans and actions, including significant capital allocations and expenditures.

Monitoring Tactical Progress

•Monitor corporate performance against the strategic and business plans, including assessing operating results to evaluate whether the business is being properly managed.

Risk Assessment

•Identify the principal risks of the Corporation’s businesses and ensure that appropriate systems are in place to manage these risks.

Senior Level Staffing

•Select, monitor and evaluate the Chief Executive Officer and approve the appointment of other senior executives, and ensure the adoption of a management succession plan.
•Approve a position description for the Chief Executive Officer including limits to management’s responsibilities and corporate objectives which the Chief Executive Officer is responsible for meeting, all upon recommendation from the Corporate Governance and Nominating Committee.
•Satisfy itself as to the integrity of the Chief Executive Officer and other executive officers.
•Satisfy itself that the Chief Executive Officer and other executive officers create, maintain and foster a culture of integrity throughout the Corporation.
•Engage in succession planning including, identifying, training and monitoring future senior management.

Integrity

•Ensure the integrity of the Corporation’s internal control and management information systems.
•Ensure ethical behaviour and compliance with laws and regulations, audit and accounting principles, and the Corporation’s own governing documents.
•Satisfy itself as to the integrity of the Chief Executive Officer and other executive officers and that the Chief Executive Offer and other executive officers create a culture of integrity throughout the organization.

Material Transactions

•Review and approve material transactions not in the ordinary course of business, including without limitation, stock issuances, acquisitions, loans and leases.

Monitoring Directors’ Effectiveness

•Assess their own effectiveness in fulfilling the above and Directors’ responsibilities, including monitoring the effectiveness of individual Directors.

Disclosure Policy and Code of Business Conduct

•Adopt, monitor and periodically review the effectiveness of a corporate disclosure policy and a code of business conduct.
•Make determinations with respect to waiving compliance with the code of business conduct by Directors and executive officers.
•The Directors may delegate responsibility for making determinations with respect to waiving compliance with the code of business conduct to a committee of the Directors.

Feedback from Shareholders

•Develop measures for the receipt, by the Directors, of feedback from shareholders.

Expectations of Directors

•Directors are expected to attend all meetings.
•The specific dates of Board meetings to approve interim and annual financial results shall be scheduled at the commencement of each fiscal year.
•Additional meetings of the Directors shall be called on an as-required basis.
•Directors are expected to review materials to be presented at the meetings of the Directors prior to such meetings. Such materials are to be circulated with sufficient advanced notice to allow the Directors adequate review time. However, for unscheduled meetings, shorter notice may be necessary.

Corporate Governance

•Develop the Corporation’s approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the Corporation.
•The Directors may delegate this responsibility to a committee of the Directors, which committee shall have a majority of “Independent” directors (as such term is defined in National Policy 58-201 – Corporate Governance Guidelines) and the remaining members of which, if any, shall be “non-management” directors.
Other

Perform such other functions as prescribed by law or assigned to the Directors in the Corporation’s constating documents, policies and guideline.

D - 1

SCHEDULE "D"
EQUITY INCENTIVE PLAN

See attached.

E - 1

SCHEDULE "E"
SHAREHOLDER RIGHTS PLAN

See attached.